05008152

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Option N.V.

*CURRENT ADDRESS Kolonel Begaultlaan 45
3012 Leuven, Belgium

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 20 2005
THOMSON FINANCIAL

FILE NO. 82- 34875 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 5/18/05

SCHEDULE I(A)

Information the Company has made public or is required to make public pursuant to the laws of Belgium (Rule 12g-3-2(b)(1)(i)(A))

Press Release dated 11 March 2004 –
Notice of and Agenda for Annual Shareholders Meeting
to be held 31 March 2004

(Original English)

82-34875

OPTION WIRELESS TECHNOLOGY

> Option Home > News > Financial News

FINANCIAL NEWS

2005 MAY -6 A 8:10

• OVERVIEW

>> **Agenda For The Annual Shareholders' Meeting (March 31, 2004)**

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The Board of Directors is pleased to invite all holders of securities issued by Option NV (the "C to attend the Annual Shareholders' Meeting, which will take place on Wednesday, March 31, 2 10.00 a.m., at the registered office of the Company, Kolonel Begaultlaan 45, 3012 Leuven, Be

The agenda and proposals of decision for this Annual Shareholders' Meeting are the following:

AGENDA

1. Presentation and discussion of the report of the Board of Directors for the financial year end December 31, 2003.

2. Presentation and discussion of the report of the statutory auditor for the financial year endec December 31, 2003.

3. Presentation of the annual consolidated accounts and consolidated reports for the financial ended on December 31, 2003.

4. Approval of the annual statutory accounts for the financial year ended on December 31, 20C allocation of results.
Proposal of decision: To approve the annual accounts for the financial year ended on Decemb 2003, including the allocation of results proposed by the Board of Directors.

5. Release of liability of the directors.
Proposal of decision: To release the directors of liability for the performance of their duties in tl of the financial year ended on December31, 2003.

6. Release of liability of the statutory auditor.
Proposal of decision: To release the statutory auditor of liability for the performance of his dutie course of the financial year ended on December31, 2003.

7. Nomination of the statutory auditor – Compensation for the exercise of his office.
Proposal of decision: To nominate the candidate proposed by the Board of Directors at the An Shareholders' Meeting as statutory auditor, whose term of office will expire immediately after tl Shareholders' Meeting, which will be asked to deliberate and vote upon the approval of the an accounts for the financial year ending on December 31, 2006 and to fix his remuneration at the proposed by the Board of Directors at the Annual Shareholders' Meeting.

8. Miscellaneous.
In order to be admitted to the abovementioned Annual Shareholders' Meeting, the holders of s issued by the Company must follow the provisions of articles 29 and 30 of the Articles of Asso the Company and article 536 of the Companies Code and also fulfill the following formalities : (are owners of registered shares, notify the Company of their intention to attend the Annual Sh Meeting, by sending a letter by regular mail to the Company's registered office; (ii) if they are c dematerialized shares deposited through Euroclear, deposit, at the latest five working days pri date of the Annual Shareholders' Meeting, a certificate at the registered office of the Company by the recognized holder of their securities' accounts or by Euroclear itself, confirming the num shares registered under the name of the shareholder and declaring that the shares are non-ne until the date of said Annual Shareholders' Meeting; and (iii) if they are owners of warrants, the inform the Company in writing, by an ordinary letter addressed to the registered office of the C at least five working days prior to the meetings, of their intention to attend the meeting.

Shareholders can vote by proxy or by letter, using documents drawn up by the Company and v be obtained at no cost at the registered office of the Company. The proxies have to be deposit registered office of the Company at the latest five (5) business days prior to the date of the me owners of dematerialized shares who whish to vote by proxy or by letter have to deposit, in ad the documents properly filled out, the certificate drawn up by the recognized holder of their sec accounts or by Euroclear itself, confirming the number of shares registered under the name of shareholder and declaring that the shares are non-negotiable until the date of said Annual Sha Meeting.

In order for the vote by letter to be valid, a form must be sent by registered mail with acceptan
to the Company's registered office, which must be sent at the latest six days before the Annua
Shareholders' Meeting (the postage stamp shall serve as proof) and which must contain the fo
information: (i) mentioning of the complete and accurate indication of the shareholder and of th
of shares he is voting with; (ii) the complete agenda; (iii) the proposals of decision and the voti
instructions of the shareholder (for, against and abstain). The shareholder may explain or moti
her voting instructions.

A copy of the documents and reports mentioned in the agenda of the Annual Shareholders' Me
be obtained at no cost at the registered office of the Company.

The Board of Directors

**Press Release dated 7 March 2005 –
Notice of and Agenda for Annual Shareholders Meeting
to be held 31 March 2005**

(Original English)

OPTION WIRELESS TECHNOLOGY

2005 MAY -6 A 8: 9

>> Agenda For The Annual Shareholders' Meeting (March 31, 2005)

OPTION - AGENDA FOR THE ANNUAL SHAREHOLDERS' MEETING

The Board of Directors is pleased to invite all holders of securities issued by Option NV (the "C to attend the Annual Shareholders' Meeting, which will take place on Thursday, March 31, 200 a.m., at the registered office of the Company, Kolonel Begaultlaan 45, 3012 Leuven, Belgium.

The agenda and proposals of decision for this Annual Shareholders' Meeting are the following:

AGENDA

1. Presentation and discussion of the report of the Board of Directors for the financial year end December 31, 2004.

Q&A about Corporate Governance matters.

2. Presentation and discussion of the report of the statutory auditor for the financial year endec December 31, 2004.

3. Presentation of the annual consolidated accounts and consolidated reports for the financial ended on December 31, 2004.

4. Approval of the annual statutory accounts for the financial year ended on December 31, 20C allocation of results.
Proposal of decision: To approve the annual accounts for the financial year ended on Decemb 2004, including the allocation of results proposed by the Board of Directors.

5. Release of liability of the directors.
Proposal of decision: To release the directors of liability for the performance of their duties in tl of the financial year ended on December31, 2004.

6. Release of liability of the statutory auditor.
Proposal of decision: To release the statutory auditor of liability for the performance of his dutie course of the financial year ended on December31, 2004.

7. Dismissal and appointment of directors.
Proposal of decision: To act the dismissal of the 2 directors Mr. Alex Brabers (living in 3110 Rc Sparrenstraat 15 A, civil register number 65.06.06 18-968) and Mr. Dirk Beeusaert (living in 91 Dries 23, civil register number 64.03.23 37-113), both appointed on the proposal of GIMV limit Company. The term of their office will expire immediately after this Annual Shareholders' Meet Meeting will decide whether or not to appoint additional directors, from the candidates present Meeting at the latest.

In order to be admitted to the abovementioned Annual Shareholders' Meeting, the holders of s issued by the Company must follow the provisions of articles 29 and 30 of the Articles of Asso the Company and article 536 of the Companies Code and also fulfil the following formalities: (i are owners of registered shares, notify the Company of their intention to attend the Annual Sh Meeting, by sending a letter by regular mail to the Company's registered office; (ii) if they are c dematerialised shares deposited through Euroclear, deposit, at the latest five working days pri date of the Annual Shareholders' Meeting, a certificate at the registered office of the Company by the recognized holder of their securities' accounts or by Euroclear itself, confirming the num shares registered under the name of the shareholder and declaring that the shares are non-ne until the date of said Annual Shareholders' Meeting; and (iii) if they are owners of warrants, the inform the Company in writing, by an ordinary letter addressed to the registered office of the C at least five working days prior to the meetings, of their intention to attend the meeting.

Shareholders can vote by proxy or by letter, using documents drawn up by the Company and \ be obtained at no cost at the registered office of the Company. The proxies have to be deposit registered office of the Company at the latest five (5) business days prior to the date of the me

owners of dematerialised shares who whish to vote by proxy or by letter have to deposit, in ad
the documents properly filled out, the certificate drawn up by the recognized holder of their sec
accounts or by Euroclear itself, confirming the number of shares registered under the name of
shareholder and declaring that the shares are non-negotiable until the date of said Annual Sha
Meeting.

In order for the vote by letter to be valid, a form must be sent by registered mail with acceptan
to the Company's registered office, which must be sent at the latest six days before the Annua
Shareholders' Meeting (the postage stamp shall serve as proof) and which must contain the fo
information: (i) mentioning of the complete and accurate indication of the shareholder and of th
of shares he is voting with; (ii) the complete agenda; (iii) the proposals of decision and the voti
instructions of the shareholder (for, against and abstain). The shareholder may explain or moti
her voting instructions.

A copy of the documents and reports mentioned in the agenda of the Annual Shareholders' Me
be obtained at no cost at the registered office of the Company 15 days prior to the Meeting.

The Board of Directors

Download_NL version

About Option
Option NV (www.option.com), the wireless technology company, is a leading innovator in the c
development and manufacture of WCDMA (UMTS and HSDPA), EDGE, GPRS, GSM and WL
technology products for wireless connectivity solutions. Option has built up an enviable reputa
creating exciting products that enhance the performance and functionality of wireless commun
Option's headquarters are in Leuven, Belgium. The company has Research & Development in
Software and Applications development centre in Adelsried (Germany) and an ISO 9002 prod
engineering and logistics facility in Cork, Ireland.

For more information please contact:
Frederic Convent, CFO and General Counsel
Tel + 32 (0) 16 317 411
E-mail: investor@option.com

Declarations of Interest Held in a Listed Company

Quest for Growth NV (3 May 2004)
GIMV NV (28 June 2004)
Pepper NV (7 September 2004)
GIMV NV (4 October 2004)

(English Summary)

Subsequent declaration of interest

Form B : subsequent declaration of interest held in a listed company
consequently a percentage change or updating

The following are summary English translations of filings originally submitted in Dutch on Form B (Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating). A full translation of Form B (obtained from the website of the Belgian Banking, Finance and Insurance Commission http://www.cbfa.be/eng/gv/ah/circ/pdf/formb_04-04.doc) is attached hereto as Exhibit A.

Summary translations:

	Name of person making Declaration	**Date**	**Summary of Declaration**
1.	Quest for Growth NV Leuven, Belgium March Pauwels Fund Administrator	3 May 2004	Sale of 50,439 shares, resulting in reduction of total holdings from 305,810 shares (3.21%) to 255,371 shares (2.48%).
2.	GIMV NV Antwerp, Beglium Dirk Beeusaert Chief Legal Officer	28 June 2004	Sale of 479,811 shares, resulting in reduction of total holdings from 479,811 shares (4.85%) to zero shares (0%).
3.	Pepper NV Antwerp, Belgium Jan Callewaert, Director GIMV NV Antwerp, Beglium Alex Brabers, Director Jan Callewaert Leuven, Belgium (joint filing by parties acting in concert)	7 September 2004 (reflecting transactions in December 2003 and September 2004)	Transfer of 1,072,480 shares from Pepper NV to GIMV NV (in connection with reduction in capital of Pepper NV), resulting in reduction of total holdings of Pepper NV from 2,836,106 shares (32.17%) to 1,763,626 shares (17.14%). Filing confirms that, following this transfer, Jan Callewaert is the 100% shareholder of Pepper NV. Acquisition of 479,811 shares by Jan Callewaert (upon conversation of outstanding convertible bonds), resulting in increase in total holdings from zero shares (0%) to 479,811 shares (4.66%). Sale of 365,012 shares by Jan Callewaert, resulting in reduction of total holdings from 479,811 shares (4.66%) to 114,799 shares (1.12%). Acquisition 1,072,480 shares by GIMV NV from Pepper NV (per above transfer), resulting in increase of total holdings from zero shares (0%) to 1,072,480 shares (10.42%) Sale of 329,500 shares by GIMV NV, resulting in reduction of total holdings from 1,072,480 shares (10.42%) to 742,980 shares (7.22%). Sale of 214,701 shares by Pepper NV, resulting in reduction of total holdings from 2,836,106 shares (32.71%) to 2,621,402 shares (25.48%).
4.	GIMV NV Antwerp, Beglium Dirk Beeusaert, Director	4 October 2004	Sale of 461,050 shares, resulting in reduction of total holdings from 742,980 shares (7.22%) to 281,930 shares (2.74%). Filing confirms that GIMV NV is no longer acting in concert with Pepper NV and Jan Callewaert.

* * *

Subsequent declaration of interest

EXHIBIT A

CHAPTER I - LAW OF 2 MARCH 1989

Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating[1]

0. **To be sent to:**
   - the listed company concerned
   - Banking, Finance and Insurance Commission
     Supervision of Financial Information and Markets
     For the attention of Mr. G. Delaere
     Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
     Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

1. **Name of company concerned :** ....

2. **Details of the person making the declaration**[2] in the capacity as declarant acting for own account / in the capacity as declarant acting on behalf of a third party[3] / in the capacity as agent[4]

   a) *natural person*
   surname + first name ....
   address ....
   ....
   phone number (optional) ....

   b) *legal person*
   legal form + company name ....
   registered office ....
   ....
   phone number ....
   fax number ....
   name and capacity of the signatory of the declaration ....
   ....

3. **Items covered by the declaration**

Preliminary remarks
Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:
- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[5];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.
[2] Cross out what is not appropriate.
[3] I.e. where a third party holds rights for the account of another person.
[4] Each time a person who is subject to declaration entrusts this task to another person.
[5] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Subsequent declaration of interest

Table I : general information

Name of the company concerned	
Rights held by / for the account of[1] (cross out what is not appropriate)	*
Related to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	
Sources relating to the denominator	

[1] Where a third party holds rights for the account of another person.

* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake

	previous declaration		modification (+ or -)	new declaration	
	numerator	%[2]	numerator	numerator	%
1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital					
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)					
• rights and commitments for acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		(hatched)			(hatched)
Total					
<u>Mention</u> Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)					
For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period					
(Type + waiting/exercise period)					

[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

4. **Description of the denominator**

1. Effective voting rights attaching to securities • representing the capital • not representing the capital	
2. Future voting rights, potential or not, resulting from rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	
Total	

5. **Additional information to be provided if the number of securities held is equal to or greater than 20 %** (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made:

Subsequent declaration of interest

b. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:

	number	manner of acquisition
1. **Effective voting rights** attaching to securities • representing capital • not representing capital		
2. **Future voting rights**, potential or not, resulting from • rights or commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

6. Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration (optional)

Done on .... in..

... ...
(signature)

Annexes to be sent only to the Banking, Finance and Insurance Commission (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

Shroder Investment Management Limited (5 August 2004)

(Original English)

CHAPTER I - LAW OF 2 MARCH 1989

Form A: initial declaration of interest held in a listed company

0. **To be sent to:**
   - the listed company concerned
   - Banking and Finance Commission
     Supervision of Financial Information and
     Markets for Financial Instruments
     For the attention of Mr. G. Delaere
     Avenue Louise 99, 1050 BRUSSELS - BELGIUM
     Fax: +32 2 535 24 24 – e-mail: dir2.fin@cbf.be

1. **Name of company concerned :** Option NV

2. **Details of the person making the declaration** in the capacity as declarant acting on behalf of a third party.

a) *natural person*
surname + first name
address

phone number (optional)

b) *legal person*

legal form + company name	Schroder Investment Management Limited (SIM Ltd)
registered office	31 Gresham Street, London, EC2V 7QA, United Kingdom.
phone number	+44 (0) 20 7658 2959
fax number	+44 (0) 20 7658 3512
name and capacity of the signatory of the declaration	Alison Dunn – Assistant Manager, Compliance

3. **Items covered by the declaration**

Preliminary remarks
Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[1];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

[1] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	Schroder Investment Management Ltd (SIM Ltd)
For the account of	SIM Ltd (31 Gresham Street, London, EC2V 7QA, United Kingdom.) as manager of it's clients, who have discretionary agreements with SIM Ltd.
Related to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	
Sources relating to the denominator	

* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake	denominator (a)	numerator (b)	% (b/a)
1. Effective voting rights attaching to securities • representing the capital • not representing the capital	9,926,391	499,749	5.03
2. Future voting rights, potential or not, resulting from • rights and commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	0	0	0
• rights and commitments for acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)			
Total	9,926,391	499,749	5.03
Mention Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)			

For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period
(Type + waiting/exercise period)

4. **Additional information to be provided if the number of securities held is equal to or greater than 20 %** (see Article 8, paragraph 3 of the Royal Decree of 10 May 1989)

   a. Description of the overall strategy in the course of which the acquisition is made:

   b. Number of securities acquired during the 12 months preceding this declaration, and manner of acquisition:

	number	manner of acquisition
1. Effective voting rights attaching to securities • representing capital • not representing capital		
2. Future voting rights, potential or not, resulting from • rights or commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

5. **Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration** (optional)

Done on 05/08/04 in London

....
(signature)

<u>**Annexes to be sent only to the Banking and Finance Commission**</u> (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

Fidelity International Limited and FMR Corp. (6 December 2004)

(Original English)

CHAPTER I - LAW OF 2 MARCH 1989

Form A: initial declaration of interest held in a listed company

0. **To be sent to:**
   - the listed company concerned
   - Banking, Finance and Insurance Commission
     Supervision of Financial Information and Markets
     For the attention of Mr. G. Delaere
     Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
     Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

1. **Name of company concerned :** Option NV..

2. **Details of the person making the declaration**[1] in the capacity as declarant acting for own account / in the capacity as declarant acting on behalf of a third party[2] / in the capacity as agent[3]

a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

b) *legal person*

legal form + company name	Fidelity International Limited and FMRCorp. and their direct and indirect subsidiaries
registered office	Pembroke Hall, 42 Crow Lane, Hamilton, HMCX, Bermuda
phone number	44 1737 837148...
fax number	44 1737 837450
name and capacity of the signatory of the declaration	By ______ Rani Jandu Regulatory Reporting Manager, FIL – Investment Compliance Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

3. **Items covered by the declaration**

Preliminary remarks

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

[1] Cross out what is not appropriate.

[2] I.e. where a third party holds rights for the account of another person.

[3] Each time a person who is subject to declaration entrusts this task to another person.

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[1];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	Fidelity International Limited and FMRCorp. and their direct and indirect subsidiaries
Rights held by / for the account of[1] (cross out what is not appropriate) .	Pembroke Hall, 42 Crow Lane, Hamilton, HMCX, Bermuda
Related to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	6 December 2004
Sources relating to the denominator	10,105,354

[1] Where a third party holds rights for the account of another person.

* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake	denominator (a)	numerator (b)	% (b/a)
1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	10,105,354	333,000	3.30
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)			
• rights and commitments for acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)			
Total	10,105,354	333,000	3.30
Mention Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)			
For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period			

[1] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

(Type + waiting/exercise period)

4. **Additional information to be provided if the number of securities held is equal to or greater than 20 %** (see Article 8, paragraph 3 of the Royal Decree of 10 May 1989)

   a. Description of the overall strategy in the course of which the acquisition is made:

   b. Number of securities acquired during the 12 months preceding this declaration, and manner of acquisition:

	number	manner of acquisition
1. **Effective voting rights** attaching to securities • representing capital • not representing capital		
2. **Future voting rights**, potential or not, resulting from • rights or commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

5. **Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration** (optional)

Done on .... in ....

... ...
(signature)

Annexes to be sent only to the Banking, Finance and Insurance Commission (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

Merrill Lynch Investment Managers Group Limited (7 February 2005)

(Original English)

CHAPTER I - LAW OF 2 MARCH 1989

Form A: initial declaration of interest held in a listed company

0. **To be sent to:**
   - the listed company concerned
   - Banking, Finance and Insurance Commission
     Supervision of Financial Information and Markets
     For the attention of Mr. G. Delaere
     Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
     Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

1. **Name of company concerned : Option NV**..

2. **Details of the person making the declaration** in the capacity as declarant acting on behalf of a third party

natural person

surname + first name	....
address	....
	....
phone number (optional)	....

b) *legal person*

legal form + company name	**Merrill Lynch Investment Managers Group Limited**
registered office	**33 King William Street, London, EC4R 9AS, UK**
phone number	**0207 743 3000**
fax number	**0207 743 1000**
name and capacity of the signatory of the declaration	**David Sibbert - Associate**

3. **Items covered by the declaration**

<u>Preliminary remarks</u>

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[1];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

[1] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	**Option NV**
Rights held by	**Merrill Lynch Investment Managers Group Limited**
Related to	**Not Applicable**
Acting in concert with	**Not Applicable**
Date of completion of the situation giving rise to the declaration	**16th February 2005**
Sources relating to the denominator	**Option NV website** http://www.option.com/invest/5_7_capitalstructure.shtml

¹ Where a third party holds rights for the account of another person.

* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake	denominator (a)	numerator (b)	% (b/a)
1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	**10.105.354**	**510.011**	**5.04%**
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of **securities to be issued, viz.**: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	**207.170**	**0**	**0.00%**
• rights and commitments for acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)			
Total	**10.312.524**	**510.011**	**4.94%**
Mention Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)			

For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period
(Type + waiting/exercise period)

4. **Additional information to be provided if the number of securities held is equal to or greater than 20 %** (see Article 8, paragraph 3 of the Royal Decree of 10 May 1989)

   a. Description of the overall strategy in the course of which the acquisition is made:

   b. Number of securities acquired during the 12 months preceding this declaration, and manner of acquisition:

	number	manner of acquisition
1. **Effective voting rights** attaching to securities • representing capital • not representing capital		
2. **Future voting rights**, potential or not, resulting from • rights or commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

5. **Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration** (optional)

Done on 23rd February 2005

……………[signature]……

(signature)

<u>Annexes to be sent only to the Banking, Finance and Insurance Commission</u> (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

Fidelity International Limited (7 February 2005)

(Original English)

CHAPTER I - LAW OF 2 MARCH 1989

Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating[1]

0. **To be sent to:**
   - the listed company concerned
   - Banking, Finance and Insurance Commission
     Supervision of Financial Information and Markets
     For the attention of Mr. G. Delaere
     Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
     Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

1. **Name of company concerned :** .Option NV

2. **Details of the person making the declaration[2]** in the capacity as declarant acting for own account / in the capacity as declarant acting on behalf of a third party[3] / in the capacity as agent[4]

a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

b) *legal person*

legal form + company name	Fidelity International Limited and its direct and indirect subsidiaries.
registered office	Pembroke Hall, 42 Crow Lane, Hamilton, HMCX, Bermuda..
phone number	44 1737 837148 ....
fax number	44 1737 837450 ....
name and capacity of the signatory of the declaration	By [signature] Rani Jandu Regulatory Reporting Manager, FIL – Investment Compliance Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

3. **Items covered by the declaration**

Preliminary remarks

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.
[2] Cross out what is not appropriate.
[3] I.e. where a third party holds rights for the account of another person.
[4] Each time a person who is subject to declaration entrusts this task to another person.

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[1];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	Fidelity International Limited and its direct and indirect subsidiaries
Rights held by / for the account of[1] (cross out what is not appropriate)	* Pembroke Hall, 42 Crow Lane, Hamilton, HMCX, Bermuda
Related to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	07 January 2005
Sources relating to the denominator	Company website and Bloomberg

[1] Where a third party holds rights for the account of another person.
* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake	previous declaration		modification (+ or -)	new declaration	
	numerator	%[2]	numerator	numerator	%
1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	333,000	3.30	-93,362 [Trade from 07.Feb.05]	214,713	2.12
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)					
• rights and commitments for acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)					
Total	333,000	3.30	-93,362	214,713	2.12
<u>Mention</u> Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses:					

[1] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).
[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

• bond conversion • exercise of warrants • others (give details as appropriate)					
For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period					
(Type + waiting/exercise period)					

4. **Description of the denominator**

1. **Effective voting rights** attaching to securities • *representing the capital* • not representing the capital	10,105,354
2. **Future voting rights,** potential or not, resulting from rights and commitments for conversion into or subscription of **securities to be issued,** viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	177,805
Total	10,283,159

5. **Additional information to be provided if the number of securities held is equal to or greater than 20 %** (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made:

b. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:

	number	manner of acquisition
1. **Effective voting rights** attaching to securities • representing capital • not representing capital		
2. **Future voting rights**, potential or not, resulting from • rights or commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

6. Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration (optional)

Done on 07 February 2005. in. 07 February 2005

....
(signature)

Annexes to be sent only to the Banking, Finance and Insurance Commission (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

FUND	Lead Mnr	SHARES
FIDELITY AMERICAN FUND	FIL	66,900
FIDELITY INDEPENDENCE FUND	FMRCO	132,713
FORD GEN/RET MID GROWTH (T18)	FMTC	4
ING DIVERSIFIED MID CAP T2212	FMTC	6
MANUFACTURES INV TRUST T2297	FMTC	15,000
VIP III MID CAP PORTFOLIO	FMRCO	90
	Total	**214,713**

SCHEDULE I(B)

Information the Company has filed or is required to file with Euronext and which was made public by Euronext (Rule 12g-3-2(b)(1)(i)(B))

**Press Release dated 5 January 2004–
Option NV Announces 1,066,246 Shares of
Option NV Issued by Full Conversion
Of Subordinated Convertible Bonds**

(Original English)

2005 MAY -6 A 8: 1

>> 1.066.246 shares of Option NV issued by full conversion of subordinat convertible bonds


GLOBETROTTER


> E-SHOP
GLOBETROTTER
FUSION ™
(3G + GPRS + WLAN/WiFi)

Leuven , 5 January 2004 . Option NV (Euronext: OPTI) announced that on December 30, 20(1.066.246 new shares were issued as a result of the conversion of the subordinated bonds cre 16 July 2001 . As a result thereof, the capital has been increased by € 629.085, bringing the tc amount of capital to € 5.510.082,34, represented by 9.285.231 outstanding shares.

GIMV NV , Jan Callewaert and Partners@Venture requested the company to convert their res bonds. By conversion, respectively 479.811, 479.811 and 106.624 new shares were issued to Jan Callewaert and Partners@Venture . The number of shares that can be issued upon conve equal to the nominal value of the bond (€ 316.542) divided by the price of the share (€ 5,9375) calculated as the average of the share price on NASDAQ Europe during (30) calendar days be issuance of the bonds.

These subordinated convertible bonds were originally underwritten by Mr. Jan Callewaert , Op and by GIMV NV , each obtaining ten bonds with a nominal value of € 316.542 per bond. In th of 2002, two bonds were transferred to the company "Partners@Venture". On 27 December 2(maturity date of the subordinated convertible bonds was extended until 26 January 2004 .

The shares issued by the conversion of the bonds have the same rights as the existing shares NV and are listed on EURONEXT Brussels.

Shareholders' structure after conversion:

Ownership	Number of shares	% Outstandin(
Pepper NV (Jan Callewaert (63%) & GIMV (37%))	2.836.106	30,54%
Jan Callewaert	479.811	5,16%
GIMV	479.811	5,16%
Quest For Growth	305.810	3,29%
Mercator Verzekeringen	305.810	3,29%
Free Float	4.877.883	52,53%
Subtotaal	**9.285.231**	**100%**

The last annual report and the other interim reports are available on the website www.option.c

For more information please contact

Frederic Convent
Chief Financial Officer & General Counsel
Option NV
Kolonel Begaultlaan 54
3012 Leuven
Tel +32 (0)16 317 411
investor@option.com

Jan Callewaert
President & CEO
Option NV
Kolonel Begaultlaan 54
3012 Leuven
Tel +32 (0)16 317 411
investor@option.com

Press Release dated 17 February 2004–
Option NV Announces Q4 and Year End Results for Fiscal Year 2003 (as of 31 December 2003)

(Original English)

OPTION POSTS RECORD YEAR REVENUES AND PROFITS IN 2003

For immediate release

Leuven, Belgium – 17 February 2004 - Option N.V. (EURONEXT Brussels: OPTI), the wireless technology company, today reported results for the fourth quarter, and the full year ended December 31, 2003. The results are reported in Euro and are prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP).

The highlights of the quarter included :

- Revenues for the fourth quarter of fiscal 2003 of EUR 14.3 million increased by 83% compared to the EUR 7.8 million generated in the fourth quarter of 2002.
- Gross Margin of 52% for the quarter compared to 33.8% in the fourth quarter of 2002 remained strong and was positively influenced by on-going development agreements.
- Net Earnings for the fourth quarter of 2003 were EUR 2.1 million or EUR 0.26 per basic share and EUR 0.22 per diluted share, compared to a net loss of EUR –2.5 million or EUR -0.30 per basic share and EUR -0.26 per diluted share in 2002.

The highlights of the year included:

- The full year revenues amount to a record of EUR 56.6 million, more than doubling as announced, the 2002 revenues of EUR 25.6 million with a year-over-year increase of 121%.
- Gross Margin for the year ended December 31, 2003 was EUR 27.7 million or 48.9% of revenue compared to EUR 10.6 million or 41.2% for the year ended December 31, 2002.
- Net earnings for the year ended December 31, 2003 were EUR 5.6 million, 10% of revenue, or earnings per basic share of EUR 0.68 and per diluted share of EUR 0.59, compared to a net loss of EUR –7.0 million or EUR –0.89 per basic share and EUR – 0.76 per diluted share.
- The Company generated EUR 7.4 million cash from operating activities during the full year 2003, compared to a negative amount of EUR –1.4 million in the previous year.

In million of euros Except for data per share	Q4/03	Q4/02	1H/03	2H/03	2003
Revenues	14.3	7.8	28.1	28.5	56.6
Gross Profit	7.4	2.6	12.8	14.9	27.7
Operating Income (loss)	1.3	(1.8)	3.1	3.8	6.9
Net Income (loss)	2.1	(2.5)	1.9	3.7	5.6
Earnings (loss) per share (basic) Euro	0.26	(0.30)	0.23	0.45	0.68

Commenting on the results, Mr Callewaert, President and Chief Executive Officer said:
"It is with great pleasure that I can report that we achieved record year revenues and profits for the fiscal year 2003. For the fourth quarter in a row we continued to demonstrate our earnings momentum with net profitability. This is reflected in a strong year-end balance sheet. All figures exceeded our expectations.

Volume shipments of GlobeTrotter, Option's flagship product, have enabled our company to establish and extend partnerships with several of the world's leading mobile operator groups. Acknowledged as the industry-leading GPRS data card, our top-10 customer list comprised of the largest operating companies of the Vodafone Group, T-Mobile International, China Mobile, SFR and Bouygues Telecom.

Together with Vodafone we successfully implemented the concept of delivering an end-to-end solution offering easy-to-use, fast and secure connections based on GlobeTrotter and a configurable multi-lingual user interface developed by Option.

Following a recent study on Cellular PC Card Modems issued by Allied Business Intelligence Inc (ABIresearch), we are pleased to state that our company reached a global market share of 24% in 2003 all technologies combined. Our market intelligence indicates that we have a market share of over 70% in the European GSM/GPRS arena.

Third generation (3G) mobile will dominate technology headlines around the world in 2004. We see leading operators offer commercial 3G services sooner than expected focused on the enterprise user, due to early availability of high-speed data cards.

Looking ahead, we have good visibility on near term demand to provide our first half 2004 guidance of € 40 million with net positive earnings. We expect the second quarter to be higher than the first quarter reflecting our current business indicators and expectations."

Financial Review

Income Statement

Revenues for the fourth quarter of fiscal 2003 were EUR 14.3 million, compared to EUR 7.8 million (+83%) generated during the last quarter of 2002. Full year revenues were 56.6 million compared to EUR 25.6 million in 2002 (+121%). 84 % of the annual revenues came from equipment sales, mainly the GlobeTrotter GPRS product line; 16 % of 2003 revenues were derived from OEM development agreements.

Gross Profit

Taking into account a cost of good sold of EUR 6.9 million, the gross profit reached EUR 7.4 million (52% on revenues). On a year to date basis gross margin was 48.9% compared to 41.2% in 2002.

Operating expenses

The quarterly operating expenses, excluding depreciation charges are EUR 5.5 million, compared to EUR 4.5 million in the third quarter of the same fiscal year. The quarter-to-quarter increase in mainly influenced by one time charge as per US GAAP FASB 86 related to basic R&D software licenses in the field of high-speed wireless communication.

The operating expenses for the full year, excluding depreciation charges were EUR 18.5 million, compared to EUR 15.7 million in 2002.

For consistency reasons all non-recurrent costs related to the closing of the Cambridge R&D branch, being EUR 223.6 K in the second quarter of 2003 and 562.1 K in the fourth quarter of 2002 were reclassified in both exercises from exceptional items into R&D expenses.

Income Tax

At year end the Company reassessed in line with the US GAAP rules the tax losses carried forward of each of its statutory legal entities. The benefits of its group structure resulted at the end of the fourth quarter in a credit of EUR 1.1 million on the cautious reductions of the deferred tax asset in the three previous quarters.

Net Results

The net profit for the fourth quarter amounts to EUR 2.1 million or EUR 0.26 per basic share (or EUR 0.22 per diluted share). This compared to a net loss of EUR -2.5 million or EUR – 0.30 per basic share (or EUR -0.26 per diluted share) during the fourth quarter of 2002. The net profit for the fiscal year 2003 is EUR 5.6 million or EUR 0.68 per basic share (or EUR 0.59 per diluted share), compared to a loss of EUR 7.1 million or EUR –0.89 per basic share (or EUR -0.76) in 2002.

Balance Sheet

Cash increased from EUR 2.6 million at the end of 2002 to EUR 9.1 million at the end of the last quarter of 2003.

Accounts Receivable increased from EUR 5.0 million at year-end 2002 to EUR 7 million at year-end 2003.

Inventories have decreased from EUR 2.6 million at the end of last year to EUR 2.2 million at the end of 2003.

Due to the positive results the Company was able to reduce on a year over year basis its deferred tax asset by an amount of EUR 0.3 million, benefiting as well from its own group structure The company accounts for income taxes in accordance with SFAS No 109, ""Accounting for Income Taxes"" which requires the use of the liability method of accounting for deferred income taxes.

Fixed assets were EUR 5.1 million (net book value) as at December 31st 2003. During 2003 the Company invested mainly in additional test equipment for the WiFi and UMTS products.

Total current liabilities decreased during the fourth quarter from EUR 18.2 million end of September 2003 to a level of EUR 13 million at year-end 2003. This decrease is mainly due to the conversion at year-end of the subordinated convertible debt of EUR 6.3 million into equity. On a year-over-year basis the current liabilities increased with EUR 2 million.

In the course of the fourth quarter the company was able for the first time in three years to implement some leverage in its balance sheet by signing leasing contracts for capital expenditures and factoring agreements of EUR 1.5 million of its sales invoices.

Provision for risk and charges of EUR 0.6 million at the end of last year completely disappeared in the third quarter 2003 due to completion of the closing of the Cambridge based R&D branch set up at the end of 2002.

On total assets of EUR 32.8 million the semi-equity, being the total equity with the subordinated debt (including the recent IWT long term loan of EUR 0.2 million), amounted to EUR 19.3 million, which gives indicates at the year-end a solvency ratio of more than 59%.

The Company generated EUR 7.4 million cash from operating activities during the full year 2003, compared to the negative amount of EUR –1.4 million negative generated in 2002.

Auditors Statement

"The auditor has confirmed that he has substantially completed his audit regarding 2003 and that no material corrections are required to be made to the financial information relating to 2003 included in this press release. With respect to the 2001 and 2002 US GAAP financial statements, the auditor reminds the reader about the qualification made in his report dated March 12, 2003, for not having recorded as of December 31, 2001 an allowance for doubtful accounts which was required to be recorded on a trade receivable on Xoceco Ltd. For more details the auditor refers to the audit opinion on page 61 of the 2002 US GAAP annual report"

This press release contains forward-looking information that involves risks and uncertainties, including statements about the company's plans, objectives, expectations and intentions. Such statements include, without limitation, discussions concerning the company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially than those set forth in the forward looking statements. The risks and uncertainties include, without limitation, the early stage of the market for connectivity and integrated wireless products and solutions for portable and handheld computers and mobile telephones, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition. The forward-looking statements contained herein speak only as of the date of this press release. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the company's expectations or any change in events, conditions or circumstance on which any such statement is based.

OPTION N.V.
US GAAP Consolidated Balance Sheet at December 31, 2003 and December 31, 2002

In 000 EUR	December 31, 2003 000 EUR AUDITED	December 31, 2002 000 EUR AUDITED
Assets		
Cash & Cash Equivalents	9,136.6	2,558.6
Accounts receivable	6,962.6	4,994.2
Other receivables	569,6	1,316.2
Inventories	2,167.5	2,601.3
Total current assets	**18,836.3**	**11,470.3**
Deferred taxes	8,869.5	9,214.4
Property & equipment	3,192.1	2,750.3
Intangible assets	1,884.4	1,774.7
Total fixed assets	**5,076.5**	**4,525.0**
Total Assets	**32,782.3**	**25,209.7**
Liabilities & shareholders' equity		
Accounts payable	6,403.2	7,400.8
Salaries, tax and payroll related liabilities	1,093.5	1,946.0
Short-term debt	1,964.5	11.8
Accrued expenses & Deferred Income	3,550.2	1,617.0
Total current liabilities	**13,011.4**	**10,975.6**
Subordinated long-term debt	221.7	6,330.9
Long-term debt	399,2	0.0
Provision for Risk & Charges	0.0	634.5
Common Stock (no par value)	5,474.2	4,848.7
Share premium	35,149.1	29,478.9
Paid-in capital	8.0	0.0
Accumulated other comprehensive income/loss	-2,9	0.0
Retained earnings	-21,478.4	-27,058.9
Total Equity	**19,150.0**	**7,268.7**
Total liabilities + Equity	**32,782.3**	**25,209.7**

OPTION N.V.
USGAAP Consolidated Income Statement for Q4/2003 and Q4/2002 and for the period ending December 31, 2003 and December 31, 2002 (audited)

In 000 EUR	Q4/2003 000 EUR	Q4/2002 000 EUR	December 31,2003 000 EUR	December 31, 2002 000 EUR
Net Sales	**14,300.4**	**7,797.4**	**56,639.9**	**25,626.4**
Cost of goods sold	-6,864.9	-5,159.6	-28,928.9	-15.058.2
Gross Profit	**7,435.5**	**2,637.8**	**27,710.9**	**10,568.2**
Gross Margin %	**52.0%**	**33,8%**	**48.9%**	**41.2%**
Research & Development	-2,883.2	-2,018.6	-8,979.0	-7,554.6
Sales & Marketing	-1,781.6	-933.0	-5,844.0	-4,121.5
General & Administrative	-843.4	-881.7	-3,661.1	-4,004.6
EBITDA	**1,927.3**	**-1,195.5**	**9,226.8**	**-5,112.5**
EBITDA / Turnover %	**13.5%**	**-15.3%**	**16.3%**	**-20.0%**
Depreciation Expenses	-612.7	-644.0	-2,332.9	-2,634.7
Income/(Loss) from Operations	**1,314.6**	**-1,839.5**	**6,893.9**	**-7,747.2**
Oper Profit / Turnover %	**9.2%**	**-23.6%**	**12.2%**	**-30.2%**
Exchange gain/(Loss)	-9.6	102.4	-71.0	84.4
Extraordinary Item	-0.6	0.0	-0.6	0.0
Finance Income/(Expense)	-319.2	-260.7	-881.8	-607.9
Income/Loss before Taxes	**985.2**	**-1,997.8**	**5,940.5**	**-8,270.7**
Income tax	1,137.7	-452.7	-360.6	1,199.3
Net Result	**2,122.9**	**-2,450.5**	**5,579.9**	**-7,071.4**
Average # Shares Outstanding	**8,230,575**	**8,218,985**	**8,221.906**	**7,959.256**
Average # diluted Shares Outstanding	**9,749,250**	**9,515,518**	**9,503.939**	**9,255.789**
Net Result per Share in EUR	**0,26**	**-0.30**	**0.68**	**-0.89**
Net Result per diluted Share in EUR	**0.22**	**-0.26**	**0.59**	**-0.76**

OPTION N.V.
USGAAP Consolidated Statement of Cash Flow at December 31, 2003
and December 31, 2002 (audited)

In 000 EUR	December 31, 2003 000 EUR	December 31, 2002 000 EUR
Cash Flows from Operating Activities		
Net earnings (A)	**5,579.9**	**-7,071.4**
Non Cash adjustments		
Depreciation & amort.	2,801.7	3,112.7
Extra USGAAP deprec.	-17.0	0.0
Paid-in capital	8.0	0.0
Translation differences	-0.1	-0.3
Deferred taxes	344.9	-1,214.4
Other non-cash adjustm.	700.8	2,104.1
Total non cash adjustments (B)	**3,838.3**	**4,002.1**
Change in assets and liabilities		
Accounts receivable	-3,051.2	-2,366.9
Inventories	339.2	3,730.1
Other assets	746.6	-599.2
Accounts payable	-997.5	551.0
Sal. and payroll rel. liabil.	-852.4	995.7
Provision for Risk & charges	-160.2	-1,464.0
Accrued expenses & Deferred Income	1,933.1	815.0
Total change in assets & liabilities (C)	**-2,042.4**	**1,661.7**
Cash Flows from Operating Activities	**7,375.8**	**-1,407.6**
Cash Flows from Investing Activities		
Intangible fixed assets	-1,237.8	-1,404.1
Purchases of plant equipment	-2,098.5	-1,164.1
Total cash flow from investing activities (D)	**-3,336.3**	**-2,568.2**
Cash Flows from Financing Activities		
Proceeds from long and short term debt	2,585.4	-11.9
Repayments from long and short term debt	-6,342.7	-170.1
Capital Increase /IPO	6,295.8	2,106.5
Net cash provided by financing activities (E)	**2,538.5**	**1,924.5**
Net Cash Flow (A)+(B)+(C)+(D)+(E)	**6,578.0**	**-2,051.3**
Net Increase / Decrease in Cash and Cash Equivalents		
Cash at beginning of period	2,558.6	4,609.9
Cash at end of period	9,136.6	2,558.6
Difference	**6,578.0**	**-2,051.3**

For further information please contact:

Jan Callewaert, CEO
Frederic Convent, CFO & General Counsel
Kolonel Begaultlaan 45
B-3012 Leuven, Belgium
TEL: +32 (0) 16/31.74.11
FAX +32 (0) 16/31.74.90
e-mail : investor@option.com

Company Profile: Option N.V.

February 14, 2003

Actual Market Capitalization: EUR 113.3 million

Share Price: EUR 12.20

About Option (www.option.com) - EURONEXT Brussels OPTI –

Option is the wireless technology company and is a leading innovator in the design, development and manufacture of 3G UMTS, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up a solid reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany) and an ISO 9002 production engineering and logistics facility in Cork, Ireland.

Press Release dated 20 April 2004–
Option NV Announces Successful Closing of Private Placement

(Original English)

2005 MAY -6 A 8:

>> Option announces successful closing of the private Placement

FOR RELEASE: IMMEDIATE
Leuven, Belgium, April 20, 2004

Option NV (Euronext Brussels: OPTI) today announces that the private placement closed succ with the issuance of 551.724 new shares. The new shares have been issued at an issuance pı 14,50 EUR per share and placed with a group of selected European institutional investors. As the private placement, Option raised a total of 8.000.000 EUR.
The new shares issued as a result of this private placement will have similar rights as the exist of Option NV.
The annual report for the fiscal year ending December 31, 2003 and other interim reports of O| are available through the company's website www.option.com.

KBC Securities acted as manager of the private placement.

For more information please contact:

Frederic Convent, CFO & General Counsel
Tel +32 (0)16 317 411
investor@option.com


GLOBETROTTER

About Option
Option NV (www.option.com), the wireless technology company, is a leading innovator in the c development and manufacture of 3G WCDMA (UMTS), EDGE, GPRS, GSM and WLAN techn products for wireless connectivity solutions. Option has built up an enviable reputation for crea exciting products that enhance the performance and functionality of wireless communications. headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, Software and Applications development centre in Adelsried (Germany) and an ISO 9002 prodı engineering and logistics facility in Cork, Ireland. More information can be found at www.optior

Option and the Option logo are trademarks of Option NV.


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GLOBETROTTER
FUSION TM
(3G + GPRS + WLAN/WIFI)

Press Release dated 15 April 2004–
Option NV Announces Private Placement of €8,000,000

(Original English)

OPTION WIRELESS TECHNOLOGY

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◂ OVERVIEW

2005 MAY -6 A 8:11

>> Option NV announces private placement of € 8.000.000

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Leuven, Belgium - 15 April, 2004 - Option NV (Euronext: OPTI) today announces that its boa directors has decided on April 15, 2004 to execute a private placement of new shares to a limi of European institutional investors for a total amount of € 8.000.000 through the issuance of ne whereby the capital will be increased within the framework of the authorized capital with cance preferential subscription rights of existing shareholders.

The issuance price per new share was determined through a bookbuilding procedure with a m price set at the average closing price of the last 30 days prior to the subscription by the institut investors.

The private placement was targeted towards a limited number of European high-quality institut investors, whereby only minimum subscriptions of € 250.000 were accepted. The offer was for than 2 times subscribed and therefore the orderbook was closed after a few hours only.

On April 13, 2004, the Banking, Finance and Insurance Commission has granted Option a full from the obligation of the publication of a prospectus in application of article 6, 3°, a) of the Ro of September 18, 1990. Option filed a request to Euronext Brussels to list the newly issued sh the First Market of Euronext Brussels.

Option will use the proceeds of the private placement primarily to fund the concrete growth pe coming from the positive evolution in demand in the sector, Option's extremely well positioned offering on one hand, and on the other hand the development of new solutions based on comb technologies UMTS, WiFi and EDGE, that will sustain this growth.

The shares that will be issued as a result of this private placement will have the same rights as existing shares of Option NV.

KBC Securities acted as manager of this private placement.

The annual report for the fiscal year ending December 31, 2003 and other interim reports of O are available through the consultation of the company's website (www.option.com).

For more information please contact:
Frederic Convent
Chief Financial Officer & General Counsel
Tel +32 (0)16 317 411
investor@option.com

Jan Callewaert
President & CEO
Tel +32 (0)16 317 411

About Option
Option NV (www.option.com), the wireless technology company, is a leading innovator in the development and manufacture of 3G WCDMA (UMTS), EDGE, GPRS, GSM and WLAN techn products for wireless connectivity solutions. Option has built up an enviable reputation for crea exciting products that enhance the performance and functionality of wireless communications. headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, Software and Applications development centre in Adelsried (Germany) and an ISO 9002 prod engineering and logistics facility in Cork, Ireland. More information can be found at www.optior

Option and the Option logo are trademarks of Option NV.

Press Release dated 4 May 2004–
Option NV Announces Q1 Results (as of 31 March 2004)

(Original English)

OPTION Q104 REVENUES EXCEED EURO 17 MILLION REFLECTING 3G DATA CARD BOOST

For immediate release

Leuven, Belgium - 04 MAY 2004 - Option N.V. (EURONEXT: OPTI), the wireless technology company, today reported results for its first quarter ended March 31, 2004. The results are reported in Euro and are prepared in accordance with United States generally accepted *accounting principles (US GAAP).*

The highlights of the quarter included:

- Revenues for the first quarter of fiscal 2004 reached EUR 17.3 million. This compares with the EUR 10.8 million generated in the first quarter of 2003 (+61%) and the EUR 14.3 million generated in the fourth quarter of 2003 (+21%).

- Almost all first quarter revenues are derived from product sales.

- Gross margin of 45.7% for the quarter compared to 45.1% in last year equivalent period remained strong.

- The quarterly operating expenses, excluding depreciation charges were EUR 5.7 million, reflecting the change in product mix from 2.5G to 3G solutions and indicating, as predicted by the Company, higher IPR expenses relating to UMTS technology.

- *Operating results for the quarter showed a profit of EUR 1.5 million compared to EUR 0.7* million in the first quarter of 2003.

- Net earnings for the first quarter of 2004 were EUR 1.2 million or EUR 0.13 per basic and diluted share, compared to a net profit of EUR 0.3 million or an EPS of EUR 0.04 on a basic and diluted basis in the first quarter of 2003.

- In the first quarter 2004 the Company generated EUR 5.5 million cash flow from its operating activities compared to EUR 1.9 million during the first quarter 2003.

Commenting on the results, Mr Callewaert, President and Chief Executive Officer said: "The first quarter of the fiscal year 2004 shows a continued increase in product sales and corresponding improved net results.

Encompassing 2.5G, 3G and WiFi, Option's product line provides a platform for sustainable growth. The early availability of a high-speed data card developed by Option has resulted in a sooner than expected take-off of commercial 3G data services launched by leading operators such as Vodafone (LSE: VOD.L).

I'm delighted to see our high-speed data card already offered by D2 Germany, Omnitel Italy, Vodafone UK, Libertel The Netherlands, Vodafone Spain, Vodafone Sweden and Vodafone Portugal as the Mobile Connect 3G/GPRS data card. Providing speeds up to 10 times faster than a GPRS connection, 3G data cards are spurring Option's growth in a way that the sales volumes are expected to exceed those of our successful GlobeTrotter GPRS data card.

Our Company will further innovate and will bring its leadership to the high-speed data card market by continuing to execute on a reduced time-to-market for our customers. The data card market will be thrown into sharper focus by the continuing lack of 3G handsets for the mass market. Having identified the emergence of WiFi not as a threat but as a complement to GPRS and 3G, I am pleased to report that Option's next generation product combining both 3G/GPRS and WiFi technologies onto a single data card is currently being field-tested. The interest by the operator community is great. We expect that this new product category will already contribute to our top line as from the second half of the current fiscal year.

The fact that Option starts the fiscal year 2004 with net positive results despite an on-going investment program of more than 12% of our revenues in R&D is a solid message especially to our broadening international investor base.

The recent successful underwriting of Option's 8 million Euro private placement is a strong signal of confidence from our investors for the careful execution of our strategy in order to accelerate developments in combining additional access technologies such as EDGE thereby increasing our global market leadership position.

The second quarter ongoing will be the best quarter so far in Option's history. As such we are able to increase our sales guidance for the first half 2004 to mid forties of million euros and we have good visibility on demand to provide for the full year 2004 our guidance of EUR 90 million with net positive earnings".

Financial Review

INCOME STATEMENT

Revenues for the first quarter of 2004 reached EUR 17.3 million. This compares with the EUR 10.8 million generated in the first quarter of 2003 (+61%) and the EUR 14.3 million generated in the fourth quarter of 2003 (+21%).

Gross Profit

Compared to the first quarter of 2003, the gross margin remained stable around 45%.

Operating expenses

The quarterly operating expenses, excluding depreciation charges were EUR 5.7 million, reflecting the change in product mix from 2.5G to 3G solutions and indicating as predicted by the company higher IPR expenses relating to UMTS technology, accounted as variable operating costs. In order to remain at the forefront of the wireless data communication technology 12% of Option's revenues are spend in R&D efforts that should result in the successful launch in the course of 2004 of new products and solutions combining WLAN and UMTS technologies as requested by several wireless carriers.

Operating Results

The earnings before interests and taxes (EBIT) for the first quarter showed a profit of EUR 1.5 million compared to EUR 0.7 million in the first quarter of 2003 and to a profit of EUR 1.3 million in the fourth quarter of 2003.

Net Results

Based on these profitable results the company reduced its deferred tax asset by EUR 0.2 million.

Net earnings for the first quarter of 2004 were EUR 1.2 million or EUR 0.13 per basic and diluted share, compared to a net profit of EUR 0.3 million or an EPS of EUR 0.04 on a basic and diluted basis in the first quarter of 2003.

BALANCE SHEET

Cash increased from EUR 9.1 million in the fourth quarter of 2003 to EUR 13.0 million at the end of the first quarter 2004.

Accounts Receivable increased from EUR 7.0 million at the end of the fourth quarter 2003 to EUR 9.9 million at the end of the first quarter 2004.

Inventories decreased to EUR 1.7 million, coming from EUR 2.2 million at year-end 2003.

Due to the positive results, the deferred tax assets decreased from EUR 8.9 million at the end of 2003 to EUR 8.6 million at quarter-end.

Fixed assets were EUR 4.8 million (net book value) as at March 31st, 2004 and down from EUR 5.1 million at year-end 2003.

Total current liabilities increased during the first quarter to EUR 17.3 million at quarter-end compared to a level of EUR 13 million at year-end 2003. This increase is due to higher accounts payable at March 31, 2004.

On total assets of EUR 38.7 million the semi-equity, being the total equity with the subordinated long-term debt, amounted to EUR 21.2 million, which gives the company at the end of the first quarter a solvency ratio of 55%.

Operating cash flow for the first quarter was positive by EUR 5.5 million compared to an operating cash flow of EUR 1.9 million during the first quarter of 2003. The total net cash flow of the first quarter was EUR 3.9 million positive.

OPTION N.V.
US GAAP Consolidated Balance Sheet at March 31, 2004 and December 31, 2003

In 000 EUR	March 31, 2004 000 EUR UNAUDITED	December 31, 2003 000 EUR AUDITED
Assets		
Cash & Cash Equivalents	13,029.9	9,136.6
Accounts receivable	9,938.4	6,962.6
Other receivables	610.7	569.6
Inventories	1,679.5	2,167.5
Total current assets	**25,258.4**	**18,836.3**
Deferred taxes	8,644.9	8,869.5
Property & equipment	2,935.4	3,192.1
Intangible assets	1,875.5	1,884.4
Total fixed assets	**4,810.8**	**5,076.5**
Total Assets	**38,714.1**	**32,782.3**
Liabilities & shareholders' equity		
Accounts payable	12,573.9	6,403.2
Salaries and payroll related liabilities	1,231.3	1,093.5
Short-term debt	411.5	1,964.5
Accrued expenses & Deferred Income	3,038.7	3,550.2
Total current liabilities	**17,255.4**	**13,011.4**
Subordinated long-term debt	221.7	221.7
Long-term debt	294.6	399.2
Common Stock (no par value)	5,510.9	5,474.2
Share premium	35,678.9	35,149.1
Paid-in capital	8.0	8.0
Accumulated other comprehensive income/loss	-2.9	-2.9
Retained earnings	-20,252.5	-21,478.4
Total Equity	**20,942.4**	**19,150.0**
Total liabilities + Equity	**38,714.1**	**32,782.3**

OPTION N.V.
USGAAP Consolidated Income Statement for Q1/2004 and Q1/2003

In 000 EUR	Q1/2004 000 EUR UNAUDITED	Q1/2003 000 EUR UNAUDITED
Net Sales	**17,320.0**	**10,773.3**
Cost of sales	-9,409.9	-5,916.4
Gross Profit	**7,910.1**	**4,856.9**
Gross Margin %	**45.7%**	**45.1%**
Research & Development	-2,106.8	-1,625.4
Sales & Marketing	-2,720.7	-1,047.7
General & Administrative	-893.0	-843.1
EBITDA	**2,189.6**	**1,340.7**
EBITDA / Turnover %	**12.6%**	**12.4%**
Depreciation Expenses	-676.0	-611.1
Income/(Loss) from Operations	**1,513.6**	**729.6**
Operational Profit / Turnover %	**8.7%**	**6.8%**
Exchange gain/(Loss)	-49.1	51.8
Extraordinary Item	0.0	0.0
Finance Income/(Expense)	-11.0	-280.0
Income/Loss before Taxes	**1,453.5**	**501.4**
Income tax	-227.5	-153.9
Net Result	**1,226.0**	**347.5**
Average # Shares Outstanding	9,286.614	8,218,985
Average diluted Shares Outstanding	**9,676,126**	**9,390,082**
Net Result per Share in EUR	**0.13**	**0.04**
Net Result per diluted share in EUR	**0.13**	**0.04**

OPTION N.V.
USGAAP Consolidated Statement of Cash Flow at March 31, 2004 and March 31, 2003

In 000 EUR	March 31, 2004 000 EUR	March 31, 2003 000 EUR
Cash Flows from Operating Activities	**UNAUDITED**	**UNAUDITED**
Net earnings (A)	**1,226.0**	**347.5**
Non Cash adjustments		
Depreciation & amortization	791.6	647.6
Deferred taxes	224.5	150.0
Write-off inventories	-46.0	18.4
Write-off trade debtors	0.0	0.0
Provision for risks & charges.	0.0	-31.5
Total non cash adjustments (B)	**970.1**	**784.5**
Change in assets and liabilities		
Accounts receivable	-2,975.7	1,345.1
Inventories	534.0	-35.7
Other assets	-41.1	-822.3
Accounts payable	6,170.6	399.7
Salaries and payroll related liabilities	137.7	-212.0
Provision for Risk & charges	0.0	-51.0
Accrued expenses & Deferred Income	-511.4	174.8
Total change in assets & liabilities (C)	**3,314.1**	**798.5**
Cash Flows from Operating Activities	**5,510.2**	**1,930.5**
Cash Flows from Investing Activities		
Purchases of intangible fixed assets	-309.4	-205.9
Purchases of property & equipment	-216.4	-153.9
Total cash flow from investing activities (D)	**-525.8**	**-359.8**
Cash Flows from Financing Activities		
Proceeds from long term debt	-104.5	0.0
Repayments from long term debt	0.0	0.0
Short term debt	-1,553.0	-11.2
Capital increase & related costs	566.4	0.0
Net cash provided by financing activities (E)	**-1,091.1**	**-11.2**
Net Cash Flow (A)+(B)+(C)+(D)+(E)	**3,893.3**	**1,559.5**
Net Increase / Decrease in Cash and Cash Equivalents		
Cash at beginning of period	9,136.6	2,558.6
Cash at end of period	13,029.9	4,118.1
Difference	**3,893.3**	**1,559.5**

This press release contains forward-looking information that involves risks and uncertainties, including statements about the company's plans, objectives, expectations and intentions. Such statements include, without limitation, discussions concerning the company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially than those set forth in the forward looking statements. The risks and uncertainties include, without limitation, the early stage of the market for connectivity and integrated wireless products and solutions for portable and handheld computers and mobile telephones, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition. The forward-looking statements contained herein speak only as of the date of this press release. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the company's expectations or any change in events, conditions or circumstance on which any such statement is based.

For further information please contact:

Jan Callewaert, CEO or Frederic Convent, CFO & General Counsel

Kolonel Begaultlaan 45

B-3012 Leuven, Belgium

TEL: +32 (0)16/31.74.11

FAX +32 (0)16/31.74.90

e-mail : investor@option.com

Company Profile Option N.V. April 28, 2004

Actual Market Capitalization: EUR 184 million --- Share Price: EUR 18.6

About Option - "Wireless Technology"- EURONEXT: OPTI

Option is the wireless technology company and is a leading innovator in the design, development and manufacture of GSM, GPRS, WLAN, EDGE and 3G UMTS technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany) and an ISO 9002 production engineering and logistics facility in Cork, Ireland. More information can be found at www.option.com.

Press Release dated 3 August 2004–
Option NV Announces Q2 Results (as of 30 June 2004)

(Original English)

OPTION Q2 04 REVENUES OF EURO 30 MILLION CONFIRM LEADERSHIP IN 3G DATA CARDS

First half earnings 2004 of EUR 5.9 million already above full year 2003 net income figures,

For immediate release

Leuven, Belgium – 03 August 2004 - Option N.V. (EURONEXT: OPTI), the wireless technology company, today reported results for its second quarter ended June 30, 2004. The results are reported in Euro and are prepared in accordance with United States generally accepted accounting principles (US GAAP).

The highlights of the second quarter and first half included:

- Revenues for the second quarter of fiscal 2004 reached EUR 30.2 million was better than management expectations. Revenue increased by 74% compared to EUR 17.3 million generated in the second quarter of 2003 and by 74% EUR 17.3 million generated in the first quarter of 2004.
- Almost all second quarter revenues are derived from product sales.
- The gross margin for the quarter topped at 49.1 %.
- Operating results for the quarter showed a profit of EUR 6.2 million compared to EUR 2.4 million in the second quarter of 2003 and to a profit of EUR 1.5 million in the first quarter of 2004.
- Net profit for the second quarter of 2004 was EUR 4.6 million, representing an EPS of EUR 0.47 compared to a net profit of EUR 1.5 million or an EPS of EUR 0.18 in the second quarter of 2003 and compared to a net profit in the first quarter of 2004 of EUR 1.2 million or an EPS of EUR 0.13.
- In the first half of fiscal year 2004 the Company generated a EUR 10.3 million positive cash flow from its operating activities compared to a EUR 5.9 million positive cash flow during the first half 2003.
- Revenue for the first half of 2004 EUR 47.5 million increased by 70% compared to EUR 28.1 million generated in the first half of 2003. The net profit for the first half of 2004 was EUR 5.9 million, representing an EPS of EUR 061 compared to a net profit EUR 1.9 million in the first half of 2003 or an EPS of EUR 0.23.
- In April the Company raised EUR 8 million through a private placement with institutional investors in Europe.

Commenting on the results, Mr Jan Callewaert, President and Chief Executive Officer said: "I am delighted with the very strong results of the second quarter of the fiscal year 2004 in which we demonstrated better than expected product sales and corresponding improved net results.

3G UMTS data cards are shipping into 16 countries with continued demand and repeat orders from our customers. Sales of our 2.5G GPRS data cards are also continuing to do very well.

This month, we have started the shipment of early production volumes of GlobeTrotter Fusion, our next generation wireless data card combining 3G UMTS and WiFi technologies, to Swisscom Mobile. Moreover GlobeTrotter Fusion has also been delivered to a half dozen other operators as part of a formal product acceptance and validation phase that precedes volume supply later this year.

The development of an EDGE combined WiFi wireless data card is on track and the commercial launch will happen during fiscal year 2004.

By year end we will have a comprehensive family of GlobeTrotter wireless products available that we will further extend moving into next year. By expanding our product line in this way we will broaden our client portfolio and we should be in a position to continue to grow faster than the market in terms of sales.

With the good visibility we have on demand we are able to increase our sales guidance for the full fiscal year 2004 from EUR 90 million to approximately EUR 100 million with net positive earnings"

When looking at the quarterly results of Option, it should be noted that the first and third quarters of the year normally generate lower sales than the second and fourth quarters, as it is the case for many companies active in Europe.

In million of euros except for share and per share data	Q2/04	Q2/03	H1/04	H103
Revenues	30.2	17.3	47.5	28.1
Gross Profit	14.8	7.9	22.7	12.8
Operating Income	6.2	2.4	7.7	3.1
Net Income	4.6	1.5	5.9	1.9
Earnings per basic share in Euro	0.47	0.18	0.61	0.23
N° shares used for calculation	9.784.683	8,218,985	9.535.648	8,218,985

Financial Review

INCOME STATEMENT

Revenues for the second quarter of 2004 reached EUR 30.2 million. This compares with the EUR 17.3 million generated in the second quarter of 2003 (+74%) and the EUR 17.3 million generated in the first quarter of 2004 (+74%).

The revenues of the first half of 2004 were EUR 47.5 million, an increase of 70% compared with the total revenues of the first half of 2003 of EUR 28.1 million.

Gross Profit

Compared to the second quarter of 2003 and the first quarter of the current year where the gross margin was around 45%, the company was able to improve the margin to 49%.

Operating expenses

The quarterly operating expenses, excluding depreciation charges were EUR 7.9 million, coming from EUR 5.0 million in the second quarter of 2003 and from EUR 5.7 million in the first quarter of 2004, indicating as predicted the impact of variable operating costs of the IPR costs of UMTS technologies. The operating expenses for the first half, excluding depreciation charges were EUR 13.6 million, compared with EUR 8.5 million in the six first months of 2003.

In order to remain at the forefront of the wireless data communication technology 11% of Option's first half revenues are spend in R&D efforts that should result in the successful launch in the course of 2004 of new products and solutions combining WLAN and UMTS technologies as requested by several wireless carriers.

Operating Results

The earnings before interests and taxes (EBIT) for the second quarter showed a profit of EUR 6.2 million compared to EUR 2.4 million in the second quarter of 2003 and to a profit of EUR 1.5 million in the first quarter of 2004.

The operating results for the first half showed a profit of EUR 7.7 million compared with EUR 3.1 million in the first half of previous year.

Net Results

Net earnings for the second quarter of 2004 were EUR 4.6 million or EUR 0.47 per basic and EUR 0.46 per diluted share, compared to a net profit of EUR 1.5 million or an EPS of EUR 0.18 on a basic and EUR 0.16 on a diluted basis in the second quarter of 2003.

For the first half 2004, the Company posted a net income of EUR 5.9 million or EUR 0.61 per basic and EUR 0.59 per diluted share. This compares with a net income of EUR 1.9 million or EUR 0.23 per basic and EUR 0.20 per diluted share for last year equivalent period.

BALANCE SHEET

Cash increased from EUR 9.1 million in the fourth quarter of 2003 to EUR 23.9 million at the end of the second quarter 2004.

Accounts Receivable increased from EUR 7.0 million at the end of the fourth quarter 2003 to EUR 15.7 million at the end of the second quarter 2004.

Inventories increased to EUR 2.7 million, coming from EUR 2.2 million at year-end 2003.

Due to the positive results, the deferred tax assets decreased from EUR 8.9 million at the end of 2003 to EUR 7.4 million at quarter-end.

Fixed assets were EUR 5.5 million (net book value) as at June 30th, 2004, slightly up from EUR 5.1 million at year-end 2003.

Total current liabilities increased during the second quarter to EUR 22.2 million at quarter-end compared to a level of EUR 13 million at year-end 2003. This increase is due to higher accounts payable at June 30, 2003.

On total assets of EUR 55.8 million the equity, including the capital increase of EUR 8 million minus its related costs, amounted to EUR 33.2 million, which gives the company at the end of the second quarter a solvency ratio of 59%.

Operating cash flow for the first half was positive by EUR 10.3 million compared to an operating cash flow of EUR 5.9 million during the first half of 2003. The total net cash flow of the first half was EUR 14.7 million positive.

Transition to IFRS

The Company will prepare its audited financial statements for the year ending December 31, 2005 in compliance with International Financial Reporting Standards ("IFRS"). The financial statements for 2004 will be last annual financial statements to be prepared according to US GAAP. The financial statements for the year ending December 31, 2005 will include comparative amounts that have been restated to comply with IFRS standards that will be in force at the year-end.

The Company started a project to address IFRS conversion in 2004, under the management of the CFO. The Company is currently reviewing its reporting routines and internal control processes in order to be able to compile the data required for IFRS-based reporting. During 2004 and 2005 the Company will also compile the information that will be used for reporting the comparative amounts in the interim reports and in the financial statements for 2005.

We have compared our existing accounting policies with those that would be required by IFRS standards, mainly in the areas of recognition and measurement. Our preliminary study identified that the accounting for research and development costs is an area in which major differences in accounting policies are likely to arise. Such costs are currently expensed as incurred whereas under IFRS, development costs should be capitalized when certain criteria are met, hereby possibly influencing the income statement. Based upon our preliminary study, we have also determined that the following exemption provided for under IFRS 1 "First Time Adoption of International Financial Reporting Standards" is relevant to the Company: accounting for share-based payment transactions.

Given the nature and extent of our preliminary study, the final effect on accounting policies and disclosures cannot be determined at this time. We anticipate to provide quantitative disclosure on the impact of IFRS in our annual report for the year ending December 31, 2004.

Auditor Statement

"We have performed a limited review of the half-year consolidated financial statements of Option, NV as at June 30, 2004, which show a consolidated balance sheet total of 55.824 (000) EUR and a consolidated income statement resulting in a profit for the period of 5.858(000) EUR. These financial statements are the responsibility of the company's management.

Our review did not reveal any elements requiring significant corrections of the figures in the half-year consolidated report, or requiring corrections on the descriptive notes on the qualitative effects of the change from US GAAP to IFRS, as included in the press release."

OPTION N.V.
US GAAP Consolidated Balance Sheet at June 30, 2004 and December 31, 2003

In 000 EUR	June 30, 2004 000 EUR LIMITED REVIEW	December 31, 2003 000 EUR AUDITED
Assets		
Cash & Cash Equivalents	23.870,7	9,136,6
Accounts receivable	15.702,6	6,962,6
Other receivables	677,3	569,6
Inventories	2.751,2	2.167,5
Total current assets	**43.001,7**	**18.836,3**
Deferred taxes	7.368,3	8.869,5
Property & equipment	2.776,3	3.192,1
Intangible assets	2.678,0	1.884,4
Total fixed assets	**5.454,3**	**5.076,5**
Total Assets	**55.824,3**	**32.782,3**
Liabilities & shareholders' equity		
Accounts payable	15.891,2	6.403,2
Salaries and payroll related liabilities	1.368,5	1.093,5
Short-term debt	415,4	1.964,5
Accrued expenses & Deferred Income	4.558,2	3.550,2
Total current liabilities	**22.233,3**	**13.011,4**
Subordinated long-term debt	221,7	221.7
Long-term debt	189,5	399.2
Common Stock (no par value)	5.820,3	5.474,2
Share premium	42.975,1	35.149,1
Paid-in capital	8.0	8,0
Accumulated other comprehensive income/loss	-2.9	-2,9
Retained earnings	-15.620,8	-21.478,4
Total Equity	**33.179,8**	**19.150,0**
Total liabilities + Equity	**55.824,3**	**32.782,3**

OPTION N.V.
USGAAP Consolidated Income Statement for Q2/2004 and Q2/2003 and for period ending June 30th, 2004-2003

In 000 EUR	Q2/2004 000 EUR LIMITED REVIEW	Q2/2003 000 EUR UNAUDITED	June 30, 2004 000 EUR LIMITED REVIEW	June 30,2003 000 EUR UNAUDITED
Net Sales	**30.199,0**	**17.325,9**	**47.519,0**	**28.099,2**
Cost of sales	-15.373,2	-9.408,8	-24.783,1	-15.325,2
Gross Profit	**14.825,8**	**7.917,1**	**22.735,9**	**12.774,0**
Gross Margin %	**49,1%**	**45,7%**	**47,8%**	**45,5%**
Research & Development	-2.940,8	-2.262,1	-5.047,6	-3.887,5
Sales & Marketing	-3.851,7	-1.612,7	-6.572,4	-2.660,3
General & Administrative	-1.078,8	-1.096,3	-1.971,8	-1.939,5
EBITDA	**6.954,6**	**2.946,0**	**9.144,1**	**4.286,7**
EBITDA / Turnover %	**23,0%**	**17,0%**	**19,2%**	**15.3%**
Depreciation Expenses	-728,7	-553,2	-1.404,7	-1.164,3
Income/(Loss) from Operations	**6.225,9**	**2.392,8**	**7.739,4**	**3.122,4**
Operational Profit / Turnover %	**20,6%**	**13,8%**	**16,3%**	**11.1%**
Exchange gain/(Loss)	-206,1	22,3	-255,2	74,1
Extraordinary Item	0.5	0.0	0,5	0,0
Finance Income/(Expense)	-105,1	-247,5	-116,1	-527,5
Income/Loss before Taxes	**5.915,2**	**2.167,6**	**7.368,6**	**2.669,0**
Income tax	-1.283,5	-655,3	-1.511,0	-809,2
Net Result	**4.631,7**	**1.512,3**	**5.857,6**	**1.859,8**
Average # Shares Outstanding	9.784.683	8,218,985	9.535.648	8.218.985
Average diluted Shares Outstanding	**10.173.721**	**9.387.014**	**9.924.832**	**9.387.014**
Net Result per Share in EUR	**0.47**	**0.18**	**0.61**	**0,23**
Net Result per diluted share in EUR	**0.46**	**0.16**	**0,59**	**0,20**

OPTION N.V.
USGAAP Consolidated Statement of Cash Flow at June 30, 2004 and June 30, 2003

In 000 EUR	June 30, 2004 000 EUR		June 30, 2003 000 EUR	
Cash Flows from Operating Activities	LIMITED REVIEW		UNAUDITED	
Net earnings (A)	**5.857,6**		**1.859,8**	
Non Cash adjustments				
Depreciation & amortization		1.577,0		1.348,7
Translation differences		0,0		-0,1
Deferred taxes		1.501,2		800,0
Write-off inventories		-6.0		805,8
Write-off trade debtors		0.0		11,5
Provision for risks & charges.		0.0		-127,7
Total non cash adjustments (B)	**3.072,2**		**2.838,2**	
Change in assets and liabilities				
Accounts receivable		-8.739,9		-2.786,9
Inventories		-577,6		269,2
Other assets		-107,7		-27.2
Accounts payable		9.487,9		2.393,8
Salaries and payroll related liabilities		274,9		-712,8
Provision for Risk & charges		0.0		-160,1
Accrued expenses & Deferred Income		1.008,1		2.268,4
Total change in assets & liabilities (C)	**1.345,7**		**1.244,4**	
Cash Flows from Operating Activities	**10.275,6**		**5.942,4**	
Cash Flows from Investing Activities				
Purchases of intangible fixed assets		-1.479,4		-882,5
Purchases of property & equipment		-475,4		-425,9
Total cash flow from investing activities (D)	**-1.954,8**		**-1.308,4**	
Cash Flows from Financing Activities				
Proceeds from long term debt		-209,7		0.0
Short term debt		-1,549,1		-11.8
Capital increase & related costs		8.172,2		0.0
Net cash provided by financing activities (E)	**6.413,4**		**-11.8**	
Net Cash Flow (A)+(B)+(C)+(D)+(E)	**14.734,1**		**4.622,2**	
Net Increase / Decrease in Cash and Cash Equivalents				
Cash at beginning of period		9,136.6		2,558.6
Cash at end of period		23.870,7		7.180,8
Difference	**14.734,1**		**4.622,2**	

This press release contains forward-looking information that involves risks and uncertainties, including statements about the company's plans, objectives, expectations and intentions. Such statements include, without limitation, discussions concerning the company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially than those set forth in the forward looking statements. The risks and uncertainties include, without limitation, the early stage of the market for connectivity and integrated wireless products and solutions for portable and handheld computers and mobile telephones, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition. The forward-looking statements contained herein speak only as of the date of this press release. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the company's expectations or any change in events, conditions or circumstance on which any such statement is based.

For further information please contact:

Jan Callewaert, CEO or Frederic Convent, CFO & General Counsel

Kolonel Begaultlaan 45

B-3012 Leuven, Belgium

TEL: +32 (0)16/31.74.11

FAX +32 (0)16/31.74.90

e-mail : investor@option.com

Company Profile Option N.V. July 30, 2004

Actual Market Capitalization: EUR 185 million — Share Price: EUR 18,65

About Option - "Wireless Technology"- EURONEXT: OPTI

Option is the wireless technology company and is a leading innovator in the design, development and manufacture of GSM, GPRS, WLAN, EDGE and 3G UMTS technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany) and an ISO 9002 production engineering and logistics facility in Cork, Ireland. More information can be found at www.option.com.

Press Release dated 28 October 2004–
Option NV Announces Q3 Results (as of 30 September 2004)

(Original English)

OPTION REPORTS STRONG THIRD QUARTER RESULTS

For immediate release

Leuven, Belgium – 28 October 2004 - Option N.V. (EURONEXT Brussels: OPTI), the wireless technology company, today reported results for the three and nine-month periods ended September 30, 2004. The results are reported in Euro and are prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP).

The highlights of the quarter included:

- Revenues for the third quarter of fiscal 2004 of EUR 23.1 million increased by 63% compared to the EUR 14.2 million generated in the third quarter of 2003. Year-to-date revenues amount to EUR 70.6 million. This compares with revenues of EUR 42.3 million for the first nine months of 2003, reflecting an increase of 67%.

- 89% came from equipment sales, mainly the 3G UMTS data cards, shipping into 16 countries; 11% of the Q3 revenues were derived from different development fees.

- The gross margin of 52.8% for the quarter compared to 52.7% in the third quarter of 2003. Year-to-date, the gross margin is 49.5% compared to 47.9% for the first nine months of 2003 and to 47.8% for the first half of 2004.

- Operating results for the quarter showed a profit of EUR 4.8 million compared to EUR 2.5 million in last year's equivalent period. The operating margin of the third quarter is 21% compared to 17.3% in the third quarter of 2003 and 20.6% in the second quarter of the current year.

- The net profit for the quarter amounts to EUR 3.8 million or EUR 0.38 per share compared to a net profit of EUR 1.6 million or EUR 0.19 per share during the third quarter of 2003. The net profit for the first nine months of 2004 was EUR 9.6 million, representing an EPS of EUR 0.98 compared to a net profit EUR 3.5 million or an EPS of EUR 0.42 in last year's equivalent period.

- The Company generated EUR 3.8 million cash from operating activities during the third quarter, bringing the operating cash flow for the first nine months of the year at a level of EUR 14.1 million.

In million of euros Except for data per share	Q3/04	Q2/04	Q1/04	Q3/03	9M 04
Revenues	23.1	30.2	17.3	14.2	70.6
Gross Profit	12.2	14.8	7.9	7.5	34.9
Operating Income	4.8	6.2	1.5	2.5	12.5
Net Income	3.8	4.6	1.2	1.6	9.6
Earnings per (basic) share Euro	0.38	0.47	0.13	0.19	0.98

Commenting on the results, Mr Callewaert, President and CEO said:

"Option continues to strengthen its earnings momentum. Our company is posting again strong figures in sales, gross margin, EBITDA, operating income and net result.

3G data cards now represent 75% of unit sales with non 3G data cards constituting the remainder. It is interesting to see that the GlobeTrotter GPRS data card is still in demand even after two years of commercial availability.

GlobeTrotter FUSION, our next generation wireless data card combining 3G UMTS and WLAN/WiFi technologies, has been shipping in volume to Swisscom Mobile and T-Mobile during third quarter. I am delighted to announce that GlobeTrotter FUSION has also been validated and formally accepted by ten different operators across Europe. The product will be shipping following the commercial rollout plan for each of these operators.

We announced GlobeTrotter COMBO EDGE, the world's first wireless broadband data card integrating EDGE/GPRS and WLAN/WiFi. In the meantime the product has been validated and formally accepted by certain network operators. As a result GlobeTrotter COMBO EDGE is, already now, shipping in initial quantities.

With the addition of our GlobeTrotter COMBO EDGE we currently have five wireless data card products on the market.

For the last quarter of the current financial year, we expect top-line figures slightly above those of the second quarter, resulting again in positive earnings. In doing so, we will have revenues for the fiscal year 2004 north of EUR 100 million. After two outstanding years and looking ahead into next year we feel comfortable with a revenue guidance of 2005 of 25%+ compared to EUR 100 million this year."

Financial Review

INCOME STATEMENT

Revenues for the third quarter of fiscal 2004 of EUR 23.1 million increased by 63% compared to the EUR 14.2 million generated in the third quarter of 2003. Year-to-date revenues amount to EUR 70.6 million. This compares with revenues of EUR 42.3 million for the first nine months of 2003, reflecting an increase of 67%.

Gross Profit

Taking into account a cost of goods sold of EUR 10.9 million, the gross profit reached EUR 12.2 million (52.8% on revenues). On a year-to-date basis gross margin was 49.5% (47.9% in the first nine months of 2003).

Operating expenses

The quarterly operating expenses, excluding depreciation charges were EUR 6.5 million, coming from EUR 4.5 million in the third quarter of 2003 and from EUR 7.9 million in the second quarter of 2004, mainly indicating the impact of variable operating costs of the IPR costs of UMTS technologies. The operating expenses for the first nine months, excluding depreciation charges were EUR 20.1 million, compared to EUR 13.0 million in the first nine months of 2003.

In order to remain at the forefront of the wireless data communication technology 11% of Option's YTD revenues were spend in R&D efforts that resulted in the successful launch in the course of 2004 of new products and solutions combining UMTS or EDGE with WLAN technologies as requested by several wireless carriers in different continents.

Operating Results

The earnings before interests and taxes (EBIT) for the third quarter showed a profit of EUR 4.8 million compared to EUR 2.5 million in the third quarter of 2003 and to a profit of EUR 6.2 million in the second quarter of 2004.

The operating margin of the third quarter is 21%, compared to 17.3% in the third quarter of 2003 and 20.6% in the second quarter of the current year.

The operating results for the first nine months showed a profit of EUR 12.5 million (margin of 17.8%) compared with EUR 5.6 million (margin of 13.2%) in last year's equivalent period.

Net Results

The net profit for the quarter amounts to EUR 3.8 million or an EPS of EUR 0.38 per basic and EUR 0.37 per diluted share compared to a net profit of EUR 1.6 million or an EPS of EUR 0.19 per basic and EUR 0.17 per diluted share during the third quarter of 2003.

The net profit for the first nine months of 2004 was EUR 9.6 million, representing an EPS of EUR 0.98 per basic and of EUR 0.96 per diluted share, compared to a net profit EUR 3.5 million or an EPS of EUR 0.42 per basic and of EUR 0.37 per diluted share in last year's equivalent period.

BALANCE SHEET

Cash increased from EUR 9.1 million in the fourth quarter of 2003 to EUR 27.9 million at the end of the third quarter 2004, coming from EUR 23.9 million at the end of the previous quarter.

Accounts Receivable increased from EUR 7.0 million at the end of the fourth quarter 2003 to EUR 13.0 million at the third quarter 2004, coming from EUR 15.7 million at the end of the second quarter 2004.

Inventories increased to EUR 3.8 million, coming from EUR 2.2 million at year-end 2003 and EUR 2.8 million at the end of the second quarter 2004, reflecting the procurements of components for the first build of the EDGE combined WiFi wireless data card.

Due to the positive results, the deferred tax assets decreased from EUR 8.9 million at the end of 2003 to EUR 6.1 million at quarter-end.

Fixed assets were EUR 5.7 million (net book value) as at September 30th, 2004, slightly up from EUR 5.1 million at year-end 2003 and from 5.5 million at the end of previous quarter.

Total current liabilities increased to EUR 19.1 million at quarter-end compared to a level of EUR 13 million at year-end 2003. This increase is due to higher accounts payable at September 30, 2003. Compared to previous quarter the current liabilities decreased with EUR 3.2 million.

On total assets of EUR 57.4 million the equity amounted to EUR 37.6 million, which gives the company at the end of the third quarter a solvency ratio of 66%.

The Company generated EUR 3.8 million cash from operating activities during the third quarter, bringing the operating cash flow for the first nine months of the year at a level of EUR 14.1 million.

OPTION N.V.
US GAAP Consolidated Balance Sheet at September 30, 2004 and December 31, 2003

In 000 EUR	September 30, 2004 000 EUR UNAUDITED	December 31, 2003 000 EUR AUDITED
Assets		
Cash & Cash Equivalents	27,926.0	9,136.6
Accounts receivable	13,001.6	6,962.6
Other receivables	819.2	569.6
Inventories	3,790.9	2,167.5
Total current assets	**45,537.8**	**18,836.3**
Deferred taxes	6,123.9	8,869.5
Property & equipment	3,445.9	3,192.1
Intangible assets	2,298.8	1,884.4
Total fixed assets	**5,744.7**	**5,076.5**
Total Assets	**57,406.3**	**32,782.3**
Liabilities & shareholders' equity		
Accounts payable	13,476.2	6,403.2
Salaries, tax and payroll related liabilities	927.4	1,093.5
Short-term debt	883.8	1,964.5
Accrued expenses & Deferred Income	3,796.0	3,550.2
Total current liabilities	**19,083.3**	**13,011.4**
Subordinated long-term debt	221.7	221.7
Long-term debt	463.7	399.2
Common Stock (no par value)	5,940.5	5,474.2
Share premium	43,517.1	35,149.1
Paid-in capital	8.0	8.0
Accumulated other comprehensive income/loss	-2.9	-2.9
Retained earnings	-11,825.1	-21,478.4
Total Equity	**37,637.7**	**19,150.0**
Total liabilities + Equity	**57,406.3**	**32,782.3**

USGAAP Consolidated Income Statement for Q3/2004 and Q3/2003 and for the period ending September 30, 2004 and September 30, 2003 (unaudited)

In 000 EUR	Q3/2004 000 EUR	Q3/2003 000 EUR	September 30,2004 000 EUR	September 30, 2003 000 EUR
Net Sales	**23,054.3**	**14,240.2**	**70,573.2**	**42,339.5**
Cost of goods sold	-10,871.2	-6,738.8	-35,654.3	-22,064.0
Gross Profit	**12,183.1**	**7,501.4**	**34,918.9**	**20,275.5**
Gross Margin %	**52.8%**	**52.7%**	**49.5 %**	**47.9 %**
Research & Development	-2,652.7	-2,208.3	-7,700.2	-6,095.9
Sales & Marketing	-3,014.8	-1,402.1	-9,587.1	-4,062.4
General & Administrative	-844.3	-878.4	-2,816.1	-2,817.8
EBITDA	**5,671.4**	**3,012.6**	**14,815.5**	**7,299.4**
EBITDA / Turnover %	**24.6 %**	**21.2 %**	**21.0 %**	**17.2 %**
Depreciation Expenses	-838.0	-555.8	-2,242.7	-1,720.2
Income/(Loss) from Operations	**4,833.4**	**2,456.8**	**12,572.8**	**5,579.2**
Oper Profit / Turnover %	**21.0 %**	**17.3 %**	**17.8 %**	**13.2 %**
Exchange gain/(Loss)	164.2	-135.4	-91.0	-61.3
Extraordinary Item	0.0	0.0	0.5	0.0
Finance Income/(Expense)	46.3	-35.2	-69.8	-562.6
Income/Loss before Taxes	**5,043.9**	**2,286.2**	**12,412.5**	**4,955.3**
Income tax	-1,248.2	-689.1	-2,759.1	-1,498.4
Net Result	**3,795.7**	**1,597.1**	**9,653.4**	**3,456.9**
Average # Shares Outstanding	**9,940,008**	**8,218,985**	**9,671,515**	**8,218,985**
Average # diluted Shares Outstanding	**10,289,124**	**9,491,478**	**10,029,748**	**9,422,218**
Net Result per Share in EUR	**0.38**	**0.19**	**0.98**	**0.42**
Net Result per diluted Share in EUR	**0.37**	**0.17**	**0.96**	**0.37**

OPTION N.V.
USGAAP Consolidated Statement of Cash Flow at September 30, 2004
and September 30, 2003 (unaudited)

In 000 EUR	September 30, 2004 000 EUR		September 30, 2003 000 EUR	
Cash Flows from Operating Activities				
Net earnings (A)	9,653.3		3,456.9	
Non Cash adjustments				
Depreciation & amortization.		2,471.6		2,052.3
Translation differences		0.0		-0.1
Deferred taxes		2,745.6		1,485.0
Write-off inventories		33.7		910.1
Write-off trade debtors		13.6		80.1
Provision for risks & charges.		0.0		-474.4
Total non cash adjustments (B)	5,264.5		4,053.0	
Change in assets and liabilities				
Accounts receivable		-6,052.6		1,078.6
Inventories		-1,657.1		-2,012.2
Other assets		-249.6		141.3
Accounts payable		7,072.9		295.7
Salaries and payroll related liabilities		-166.2		-640.2
Provision for Risk & charges		0.0		-160.2
Accrued expenses & Deferred Income		245.8		1,211.3
Total change in assets & liabilities (C)	-806.8		-85.7	
Cash Flows from Operating Activities	14,111.0		7,424.2	
Cash Flows from Investing Activities				
Purchases of intangible fixed assets		-1,506.3		-1,077.1
Purchases of property & equipment		-1,633.4		-1,108.3
Total cash flow from investing activities (D)	-3,139.7		-2,185.4	
Cash Flows from Financing Activities				
Proceeds from long debt		64.5		221.7
short term debt		-1,080.7		-11.8
Capital increase & related costs		8,834.3		8.0
Net cash provided by financing activities (E)	7,818.1		217.9	
Net Cash Flow (A)+(B)+(C)+(D)+(E)	18,789.4		5,456.7	
Net Increase / Decrease in Cash and Cash Equivalents				
Cash at beginning of period		9,136.6		2,558.6
Cash at end of period		27,926.0		8,015.3
Difference	18,789.4		5,456.7	

This press release contains forward-looking information that involves risks and uncertainties, including statements about the company's plans, objectives, expectations and intentions. Such statements include, without limitation, discussions concerning the company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially than those set forth in the forward looking statements. The risks and uncertainties include, without limitation, the early stage of the market for connectivity and integrated wireless products and solutions for portable and handheld computers and mobile telephones, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition. The forward-looking statements contained herein speak only as of the date of this press release. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the company's expectations or any change in events, conditions or circumstance on which any such statement is based.

For more information:

Jan Callewaert, CEO

Frederic Convent, CFO & General Counsel

Kolonel Begaultlaan 45

B-3012 Leuven, Belgium

TEL: +32 (0)16/31.74.11

FAX +32 (0)16/31.74.90

e-mail : investor@option.com

Company Profile Option N.V. October 27, 2004

Actual Market Capitalization: EUR 223 million — Share Price: EUR 21,64

About Option - EURONEXT: OPTI

Option is the wireless technology company and is a leading innovator in the design, development and manufacture of GSM, GPRS, WLAN, EDGE and 3G UMTS technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany) and an ISO 9002 production engineering and logistics facility in Cork, Ireland. More information can be found at www.option.com.

Press Release dated 7 February 2005–
Option NV Announces Agreement with Cingular Wireless in the U.S.

(Original English)

OPTION
WIRELESS TECHNOLOGY

► PRESS RELEASES

◂ OVERVIEW

2005 MAY -6 A 8:12

>> **Cingular selects Option's GlobeTrotter COMBO EDGE data card for U. wireless high-speed access solution**


GLOBETROTTER

▷ E-SHOP


GLOBETROTTER
FUSION ™
(3G + GPRS + WLAN/WiFi)

Leuven - Belgium, February 7th 2005 - Option N.V. (Euronext: OPTI, OPIN.BR), the wireless technology company, today announced that Cingular, the largest wireless network operator in has selected the company's recently introduced GlobeTrotter COMBO EDGE data card enabli subscribers high-speed wireless access across EDGE, GPRS and WLAN/Wi-Fi networks. Pro shipments will begin following Cingular's commercial roll-out plans.

Cingular Wireless has more than 46 million subscribers and offers customers access to the lar digital voice and data network in the United States. Customers using the company's EDGE ne access to the fastest national wireless data network in the U.S. The company also offers WiFi a number of hotspots, including several airports.

Jan Callewaert, CEO of Option, commented: "After achieving market leadership in Europe, ent US market was an important strategic goal for our company. The quad-band GlobeTrotter COI EDGE data card was developed with the U.S. market in mind. Cingular's EDGE/Wi-Fi strategy perfect opportunity to introduce our product. We are delighted that, despite strong competition, product was chosen. This agreement, Option's first important data card contract in the US, is a endorsement of the quality of our products and our customer focus."

Option's GlobeTrotter COMBO EDGE data card is currently the only commercially shipping qu data card in the world that incorporates EDGE/GPRS and 802.11b/g WLAN/Wi-Fi access tech and has PCTRB & FCC US certifications as well as European certifications. The data card offe features such as the Option patented flip-out antenna design.

Under the terms of the agreement Option will brand and customize the data card according to specifications. On an EDGE network the GlobeTrotter COMBO EDGE data card enables conn the Internet at data speeds of up to 247 kbps. When in range of a public Wi-Fi hotspot, a corpo wireless network or a home wireless network, the GlobeTrotter COMBO EDGE data card prov connection at speeds up to 54Mbps. In areas where EDGE or Wi-Fi services are not available card still enables reliable and secure data connections over traditional GPRS.

Separately, Option announced it has set up a local and dedicated Northern American sales tea manage the relationship with Cingular as well as to further develop the U.S. market.

For more information please contact:

Financial & Investors contact:

Frederic Convent, CFO and General Counsel
Tel + 32 (0) 16 317 411
E-mail: investor@option.com

Trade press contact:
Douglas Ros, Vice President Business Development & Marketing
Tel +32 (0)16 317 411
E-mail: d.ros@option.com

About Option – www.option.com
Option NV, the wireless technology company, is a leading innovator in the design, developmer manufacture of 3G WCDMA (HSDPA and UMTS), EDGE, GPRS, GSM and WLAN technology for wireless connectivity solutions. Option has built up an enviable reputation for creating exciti products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven (Belgium). The company has an extensive Research & Developm based in Leuven, a Software and Applications development centre in Adelsried (Germany), an 9002 production engineering and logistics facility in Cork (Ireland).

Press Release dated 15 February 2005 –
Option NV Announces Q4 and FY 2004 Results.

(Original English)

OPTION REPORTS RECORD REVENUES AND PROFITS IN Q4 AND FY 2004

For immediate release

Leuven, Belgium – 15 February 2005 - Option N.V. (EURONEXT Brussels: OPTI; OPIN.BR), the wireless technology company, today reported results for the fourth quarter and the full year ended December 31, 2004. The results are reported in Euro and are prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP).

The highlights of the quarter included:

- Revenues for the fourth quarter of fiscal 2004 of EUR 31.9 million increased by 123% compared to the EUR 14.3 million generated in the fourth quarter of 2003.
- Gross Margin of 45.8% on these Q4 revenues, which was only related to equipment sales, remained strong and in line with the equipment sales margin of Q3, 2004.
- Net Earnings for the fourth quarter of 2004 were EUR 5.4 million or EUR 0.53 per basic share and EUR 0.52 per diluted share, all more than doubling the net profit of EUR 2.1 million or EUR 0.26 per basic share and EUR 0.22 per diluted share in 2003.

The highlights of the year included:

- The full year revenues amount to a record of EUR 102.5 million, a year-over-year increase of 81% compared to the 2003 revenues of EUR 56.6 million.
- Gross Margin for the year ended December 31, 2004 was EUR 49.5 million or 48.3% of revenue compared to EUR 27.7 million or 48.9% for the year ended December 31, 2003.
- Net earnings for the year ended December 31, 2004 were EUR 15.0 million, 15% of revenues, or earnings per basic share of EUR 1.54 and per diluted share of EUR 1.48, compared to a net profit in 2003 of EUR 5.6 million or EUR 0.68 per basic share and EUR 0.59 per diluted share.
- The Company generated EUR 18.2 million cash from operating activities during the full year 2004, compared to an amount of EUR 7.4 million in the previous year.

In million of euros
Except for data per share

	Q4/04	Q4/03	1H/04	2H/04	2004
Revenues	31.9	14.3	47.5	55.0	102.5
Gross Profit	14.6	7.4	22.7	26.8	49.5
Operating Income	5.9	1.3	7.7	10.7	18.5
Net Income	5.4	2.1	5.9	9.2	15.0
Earnings per share (basic) Euro	0.53	0.26	0.61	0.91	1.54

Commenting on the results, Mr Callewaert, Chief Executive Officer said: "I am delighted with the results for the fiscal year 2004. During the year we were able to raise our figures systematically. The full year figures exceeded our expectations. For eighth consecutive quarters, we continued to demonstrate our earnings momentum with net profitability and a solid year-end balance sheet. In brief we delivered on our commitments.

As we predicted, 2004 has been the year of 3G. 3G data cards were representing 82% of unit sales during the fourth quarter with 18% of non-3G data cards constituting the remainder. Volume shipments of GlobeTrotter FUSION™, our next generation product combining 3G and WLAN technologies onto a single data card, represented already 25% of unit sales during the fourth quarter.

GlobeTrotter FUSION™ has been well received by the operator community thanks to its enhanced user convenience. We have disclosed to the market eleven operators that are taking GlobeTrotter FUSION™ and I am pleased to now mention that we have another five operators in the pipeline.

We have entered into volume deployment of our GlobeTrotter COMBO EDGE, combining EDGE and WLAN technologies onto a single data card. In particular Cingular Wireless, the largest wireless network operator in the U.S., is expected to launch the data card soon. We embarked upon activities in the United States with a sales and support team to capture the growing U.S. wireless data market and this in line with our strategy.

I believe our Company continues to demonstrate its leadership in servicing over fifty operators with five commercially available wireless data cards.

Wireless data cards combining different technologies will dominate the headlines around the world in 2005. Needless to say this is the core expertise of our Company. During 2005 we will further add a variety of combination data cards to our product portfolio and we will make it the strongest product range in the market. Operators will be able to offer one service comprising of a mix of underlying technologies.

Interest in High Speed Downlink Packet Access (HSDPA) has suddenly exploded with virtually all the major operators trumpeting details of their plans to bring this new technology to the market before year-end. HSDPA, an evolution of the WCDMA technology which offers considerably higher download data speeds compared to the current 3G UMTS services, will provide a wireless DSL capability giving users broadband access on the move and at home where it can for the first time compete successfully with fixed line broadband services such as ADSL.

Our Company has such an HSDPA data card under development for commercial launch in the fourth quarter of 2005 when network infrastructure equipment will be deployed. This HSDPA data card will be backwards compatible with UMTS, EDGE and ultimately GPRS. As we are the only wireless data card Company having field experience with all the necessary combined technologies, I believe we will have a substantial competitive market advantage.

We are able to provide our first half 2005 sales guidance of between 64 - 68 million € with net positive earnings. Traditionally we expect the second quarter to be higher than the first quarter reflecting our current business indicators and expectations that remain in line with our announced 2005 growth guidance of 25%+."

Financial Review

Income Statement

Revenues for the fourth quarter of fiscal 2004 were EUR 31.9 million, compared to EUR 14.3 million (+123%) generated during the last quarter of 2003. Full year revenues were 102.5 million compared to EUR 56.6 million in 2003 (+81%). 97 % of the annual revenues originated from equipment sales, mainly the 3G-product line; 3 % of 2004 revenues were derived from OEM development agreements. These percentages were respectively 84% and 16 % in the previous year.

Gross Profit

Taking into account a cost of goods sold of EUR 17.3 million, the gross profit reached EUR 14.6 million (45.8% on pure equipment sales revenues). Important development revenues in the fourth quarter of 2003 positively influenced the 51,8 % posted in that period.

On a year to date basis and although less development fees were invoiced in 2004, gross margin remains solid at 48.3% compared to 48.9% in 2003.

Operating expenses and depreciation charges

The quarterly operating expenses, including depreciation charges of EUR 1.0 million are EUR 8.7 million, compared to EUR 6.1 million in the fourth quarter of previous fiscal year.

The operating expenses for the full year, including depreciation charges were EUR 31.1 million, compared to EUR 20.8 million in 2003.

The depreciation and amortization charges of 2004 amounted to EUR 3.6 million, compared with EUR 2.8 million in 2003.

Operating Income

The operating income for the fourth quarter, including depreciation charges were EUR 5.9 million, or 18,5% on Q4 revenues, compared to EUR 1.3 million, or 9.2% on total revenues in last year equivalent period.

The operating income for the full year, including depreciation charges were EUR 18.5 million, or 18.0% on total revenues, compared to EUR 6.9 million, or 12.2% on total revenues in 2003.

Net Results

The net profit for the fourth quarter amounts to EUR 5.4 million or EUR 0.53 per basic share (or EUR 0.52 per diluted share). This compared to a net profit of EUR 2.1 million or EUR 0.26 per basic share (or EUR 0.22 per diluted share) during the fourth quarter of 2003. The net profit for the fiscal year 2004 is EUR 15.0 million or EUR 1.54 per basic share (or EUR 1.48 per diluted share), compared to EUR 5.6 million or EUR 0.68 per basic share (or EUR 0.59per diluted share) in 2003.

Balance Sheet

Cash increased from EUR 9.1 million at the end of 2003 to EUR 31.6 million at the end of the last quarter of 2004.

Accounts Receivable increased from EUR 7.0 million at year-end 2003 to EUR 15.5 million at year-end 2004.

Inventories have increased from EUR 2.2 million at the end of last year to EUR 5.6 million at the end of 2004.

Due to the positive results the Company was able to reduce on a year over year basis its deferred tax asset by an amount of EUR 4.1 million, benefiting as well from its own group structure. The company accounts for income taxes in accordance with SFAS No 109, ""Accounting for Income Taxes"" which requires the use of the liability method of accounting for deferred income taxes.

Fixed assets were EUR 5.0 million (net book value) as at December 31st 2004, in line with net book value at the end of the previous year. During 2004 the Company invested mainly in licenses and additional test equipment for the EDGE products.

Total current liabilities increased from EUR 13.0 million at year-end 2003 to EUR 19,8 million. This increase is mainly due to the increase of the accounts payable reflecting the increased business activities of the Company.

On total assets of EUR 63.3 million the equity, amounted to EUR 43.0 million, which results in a solvency ratio of nearly 68% at year-end.

The Company generated EUR 18.2 million cash from operating activities during the full year 2004, compared to EUR 7.4 million generated in 2003.

The annual meeting will be hold in the Headquarters of the Company in Leuven on March 31st, 2005 at 10 A.M. The mandatory information, such as the Annual Report 2004, will be available 15 days in advance. The Annual Report will include quantitative elements about the transition to IFRS reporting standard, as explained in the first half earnings release of August 3rd, 2004.

Auditors Statement from Deloitte

"The auditor has confirmed that he has substantially completed his audit regarding 2004 and that no material corrections are required to be made to the financial information relating to 2004 included in this press release."

OPTION N.V.
US GAAP Consolidated Balance Sheet at December 31, 2004 and December 31, 2003

In 000 EUR	December 31, 2004 000 EUR AUDITED	December 31, 2003 000 EUR AUDITED
Assets		
Cash & Cash Equivalents	31,612.1	9,136.6
Accounts receivable	15,507.1	6,962.6
Other receivables	883.9	569,6
Inventories	5,559.8	2,167.5
Total current assets	**53,562.9**	**18,836.3**
Deferred taxes	4,811.0	8,869.5
Property & equipment	3,189.9	3,192.1
Intangible assets	1,770.0	1,884.4
Total fixed assets	**4,959.9**	**5,076.5**
Total Assets	**63,333.8**	**32,782.3**
Liabilities & shareholders' equity		
Accounts payable	15,711.6	6,403.2
Salaries, tax and payroll related liabilities	1,196.0	1,093.5
Short-term debt	911.2	1,964.5
Accrued expenses & Deferred Income	1,997.9	3,550.2
Total current liabilities	**19,816.7**	**13,011.4**
Subordinated long-term debt	221.7	221.7
Long-term debt	286.2	399,2
Common Stock (no par value)	5,940.6	5,474.2
Share premium	43,517.1	35,149.1
Paid-in capital	8.0	8.0
Accumulated other comprehensive income/loss	-2,9	-2,9
Retained earnings	-6,453.6	-21,478.4
Total Equity	**43,009.2**	**19,150.0**
Total liabilities + Equity	**63,333.8**	**32,782.3**

OPTION N.V.
USGAAP Consolidated Income Statement for Q4/2004 and Q4/2003 and for the period ending December 31, 2004 and December 31, 2003 (audited)

In 000 EUR	Q4/2004 000 EUR	Q4/2003 000 EUR	December 31,2004 000 EUR	December 31,2003 000 EUR
Net Sales	**31,938.4**	**14,300.4**	**102,511.7**	**56,639.9**
Cost of goods sold	-17,317.7	-6,893.4	-52,978.1	-28,915.4
Gross Profit	**14,620.7**	**7,407.0**	**49,533.6**	**27,724.5**
Gross Margin %	**45.8%**	**51.8%**	**48.3%**	**48.9%**
Research & Development	-4,499.4	-3,436.4	-14,339.6	-11,032.1
Sales & Marketing	-3,217.2	-1,785.5	-12,818.2	-5,866.5
General & Administrative	-997.9	-870.5	-3,896.7	-3,932.0
Operating Income	**5,906.2**	**1,314.6**	**18,479.1**	**6,893.9**
Oper Profit / Turnover %	**18.5%**	**9.2%**	**18.0%**	**12.2%**
Exchange gain/(Loss)	664.4	-9.6	573.4	-71.0
Extraordinary Item	0.0	-0.6	0.5	-0.6
Finance Income/(Expense)	120.2	-319.2	50.3	-881.8
Income/Loss before Taxes	**6,690.8**	**985.2**	**19,103.3**	**5,940.5**
Income tax	-1,319.3	1,137.7	-4,078.5	-360.6
Net Result	**5,371.5**	**2,122.9**	**15,024.8**	**5,579.9**
Average # Shares Outstanding	**10,105,354**	**8,230,575**	**9,780,568**	**8,221.906**
Average # diluted Shares Outstanding	**10,317,606**	**9,749,250**	**10,124.988**	**9,503.939**
Net Result per Share in EUR	**0,53**	**0,26**	**1.54**	**0.68**
Net Result per diluted Share in EUR	**0,52**	**0.22**	**1.48**	**0.59**

OPTION N.V.
USGAAP Consolidated Statement of Cash Flow at December 31, 2004
and December 31, 2003 (audited)

In 000 EUR	December 31, 2004 000 EUR	December 31, 2003 000 EUR
Cash Flows from Operating Activities		
Net earnings (A)	**15,024.8**	**5,579.9**
Non Cash adjustments		
Depreciation & amort.	3,558.1	2,784.7
Translation differences	0.0	-2.3
Deferred taxes	4,058.4	344.9
Write-off inventories	-89.9	1,106.8
Write-off trade debtors	32,4	70.6
Provision for risks & charges.	0.0	-474.4
Total non cash adjustments (B)	**7,559.0**	**3,830.3**
Change in assets and liabilities		
Accounts receivable	-8,576.8	-2,039.0
Inventories	-3,302.4	-673.0
Other assets	-314.3	746.6
Accounts payable	9,308.4	-997.5
Sal. and payroll rel. liabil.	102.5	-852.4
Provision for Risk & charges	0.0	-160.2
Accrued expenses & Deferred Income	-1,552.3	1,933.1
Total change in assets & liabilities (C)	**-4,334.9**	**-2,042.4**
Cash Flows from Operating Activities	**18,248.9**	**7,367.8**
Cash Flows from Investing Activities		
Intangible fixed assets	-1,526.1	-1,237.8
Purchases of plant equipment	-2,940.1	-2,943.8
Total cash flow from investing activities (D)	**-4,466.2**	**-4,181.6**
Cash Flows from Financing Activities		
Proceeds from long and short term debt	-113.0	2,573.5
Repayments from long and short term debt	-1,053.3	-6,295.8
Capital Increase	8,834.3	-27.0
Net cash provided by financing activities (E)	**7,668.0**	**-3,749.3**
Non Cash Investing and Financing Activities		
Acquisitions of property and equipment utilizing capital leases	1,024.8	845.3
Increase in capital as a result of the conversion convertible debt	0.0	6,295.8
Total Non Cash adjustments from Investing and Financing Activities (F)	**1,024.8**	**7,141.1**

Net Cash Flow (A)+(B)+(C)+(D)+(E)+(F)	**22,475.5**	**6,578.0**	
Net Increase / Decrease in Cash and Cash Equivalents			
Cash at beginning of period		9,136.6	2,558.6
Cash at end of period		31,612.1	9,136.6
Difference	**22,475.5**	**6,578.0**	

For further information please contact:

Jan Callewaert, Founder & CEO

Frederic Convent, CFO & General Counsel

Kolonel Begaultlaan 45

B-3012 Leuven, Belgium

TEL: +32 (0) 16/31.74.11

FAX +32 (0) 16/31.74.90

e-mail : investor@option.com

Company Profile: Option N.V.

February 9, 2005

Actual Market Capitalization: EUR 262.7 million

About Option (www.option.com) - EURONEXT Brussels OPTI – OPIN.BR

Option is the wireless technology company and is a leading innovator in the design, development and manufacture of 3G (HSDPA and UMTS), EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up a solid reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany) and an ISO 9002 production engineering and logistics facility in Cork, Ireland.

Additional Listing Notifications - Euronext

(Original English)

OPTION N.V.

Admission complémentaire

Actions ordinaires
Code ISIN: BE0164937378
Code SVM: 164937.37
Code Stock : OPTI

INSCRIPTION à partir du 07-10-2004
(Suite à l'avis paru à la Cote du 01-08-2003)

Au marché continu - groupe A2

- de **4.863** actions ordinaires nouvelles, jouissance 01.01.2004, ayant été émises le 24 septembre 2004 suite à l'exercice de 4.863 warrants dans le cadre du plan « S » réservé aux membres du personnel de la société et de ses filiales.
- de **174.100** actions ordinaires nouvelles, jouissance 01.01.2004, ayant été émises le 24 septembre 2004 suite à l'exercice de 174.100 warrants dans le cadre du plan « T » réservé aux membres du personnel de la société et de ses filiales.

En conséquence, à partir du 07-10-2004:

le nombre d'actions ordinaires inscrites au Premier Marché d'Euronext Brussels sera porté de **9.926.391 à 10.105.354.**

OPTION N.V.

Bijkomende opneming

Gewone aandelen
ISIN code : BE0164937378
SRW code : 164937.37
Stock code : OPTI

OPNEMING vanaf 07-10-2004
(In aansluiting op het bericht verschenen in de Koerslijst van 01-08-2003)

Op continumarkt - groep A2

- van **4.863** nieuwe gewone aandelen, genot 01-01-2004, uitgegeven op 24 september 2004 voortkomend uit de uitoefening van 4.863 warrants in het kader van het warrantenplan "S" voorbehouden aan het personeel en haar dochtervennootschappen.

- van **174.100** nieuwe gewone aandelen, genot 01-01-2004, uitgegeven op 24 september 2004 voortkomend uit de uitoefening van 174.100 warrants in het kader van het warrantenplan "T" voorbehouden aan het personeel en haar dochtervennootschappen.

Bijgevolg zal vanaf 07-10-2004:

het aantal opgenomen gewone aandelen op de Eerste Markt van Euronext Brussels van **9.926.391 naar 10.105.354** gebracht worden.

OPTION N.V.

Additional listing

Ordinary shares
ISIN code : BE0164937378
SRW code : 164937.37
Stock code : OPTI

LISTING as of 7 October 2004
(Following the notice published in the Official Price list of 1 August 2003)

On continuous market - group A2

- of **4,863** new ordinary shares, starting from 01.01.2004, issued on 24 September 2004, coming from the exercise of 4,863 warrants of the stock option plan "S" reserved to the personnel of the company and its subsidiaries.

- of **174,100** new ordinary shares, starting from 01.01.2004, issued on 24 September 2004, coming from the exercise of 174,100 warrants of the stock option plan "T" reserved to the personnel of the company and its subsidiaries.

Thus, as of 7 October 2004:

the number of ordinary shares listed on the First Market of Euronext Brussels will increase from **9,926,391 to 10,105,354.**

OPTION N.V.

Admission complémentaire

Actions ordinaires
Code ISIN: BE0164937378
Code SVM: 164937.37
Code Stock : OPTI

INSCRIPTION à partir du 19-07-2004
(Suite à l'avis paru à la Cote du 01-08-2003)

Au marché continu - groupe A2

- de **26.513** actions ordinaires nouvelles, jouissance 01.01.2004, ayant été émises le 30 juin 2004 suite à l'exercice de 26.513 warrants dans le cadre du plan « S » réservé aux membres du personnel de la société et de ses filiales.

En conséquence, à partir du 19-07-2004:

le nombre d'actions ordinaires inscrites au Premier Marché d'Euronext Brussels sera porté de **9.899.878** à **9.926.391**.

OPTION N.V.

Bijkomende opneming

Gewone aandelen
ISIN code : BE0164937378
SRW code : 164937.37
Stock code : OPTI

OPNEMING vanaf 19-07-2004
(In aansluiting op het bericht verschenen in de Koerslijst van 01-08-2003)

Op continumarkt - groep A2

- van **26.513** nieuwe gewone aandelen, genot 01-01-2004, uitgegeven op 30 juni 2004 voortkomend uit de uitoefening van 26.513 warrants in het kader van het warrantenplan "S" voorbehouden aan het personeel en haar dochtervennootschappen.

Bijgevolg zal vanaf 19-07-2004:

het aantal opgenomen gewone aandelen op de Eerste Markt van Euronext Brussels van **9.899.878 naar 9.926.391** gebracht worden.

OPTION N.V.

Additional listing

Ordinary shares
ISIN code : BE0164937378
SRW code : 164937.37
Stock code : OPTI

LISTING as of 19 July 2004
(Following the notice published in the Official Price list of 1 August 2003)

On continuous market - group A2

- of **26,513** new ordinary shares, starting from 01.01.2004, which were issued on 30 June 2004, coming from the exercise of 26,513 warrants of the stock option plan "S" reserved to the personnel of the company and its subsidiaries.

Thus, as of 19 July 2004:

the number of ordinary shares listed on the First Market of Euronext Brussels will increase from **9,899,878 to 9,926,391.**

EURONEXT BRUSSELS
LISTING DEPARTMENT

AVIS N° 161 - BERICHT NR 161 - NOTICE NR 161 - 23-04-2004

OPTION N.V.

Admission complémentaire

Actions ordinaires
Code ISIN: BE0164937378
Code SVM: 164937.37
Code Stock : OPTI

INSCRIPTION à partir du 27-04-2004
(Suite à l'avis paru à la Cote du 01-08-2003)

Au marché continu - groupe A2

- de **62.923** actions ordinaires nouvelles, jouissance 01.01.2004, ayant été émises le 29 mars 2004 suite à l'exercice de warrants dans le cadre du plan « S » réservé aux membres du personnel de la société et de ses filiales.

En conséquence, à partir du 27-04-2004:

le nombre d'actions ordinaires inscrites au Premier Marché d'Euronext Brussels sera porté de **9.836.955 à 9.899.878**.

OPTION N.V.

Bijkomende opneming

Gewone aandelen
ISIN code : BE0164937378
SRW code : 164937.37
Stock code : OPTI

OPNEMING vanaf 27-04-2004
(In aansluiting op het bericht verschenen in de Koerslijst van 01-08-2003)

Op continumarkt - groep A2

- van **62.923** nieuwe gewone aandelen, genot 01-01-2004, uitgegeven op 29 maart 2004 voortkomend uit de uitoefening van warrants in het kader van het warrantenplan "S" voorbehouden aan het personeel en haar dochtervennootschappen.

Bijgevolg zal vanaf 27-04-2004:

het aantal opgenomen gewone aandelen op de Eerste Markt van Euronext Brussels van **9.836.955 naar 9.899.878** gebracht worden.

OPTION N.V.

Additional listing

Ordinary shares
ISIN code : BE0164937378
SRW code : 164937.37
Stock code : OPTI

LISTING as of 27 April 2004
(Following the notice published in the Official Price list of 1 August 2003)

On continuous market - group A2

- of **62,923** new ordinary shares, starting from 01.01.2004, which were issued on 29 March 2004, coming from the exercise of warrants of the stock option plan "S" reserved to the personnel of the company and its subsidiaries.

Thus, as of 27 April 2004:

the number of ordinary shares listed on the First Market of Euronext Brussels will increase from **9,836,955 to 9,899,878.**

OPTION N.V.

Demande d'inscription et Admission complémentaire

Actions ordinaires
Code ISIN: BE0164937378
Code SVM: 164937.37
Code Stock : OPTI

DEMANDE D'INSCRIPTION
Euronext Brussels est saisie de la demande d'inscription sur le Premier Marché d'Euronext Brussels, d'actions ordinaires nouvelles de la société Option, qui seront émises dans le cadre d'une augmentation de capital suite à un placement privé.

INSCRIPTION à partir du 21-04-2004

Au marché continu - groupe A2

- de **551.724** actions ordinaires nouvelles, jouissance 01.01.2004, ayant été émises le 20 avril 2004 dans le cadre d'une augmentation de capital suite à un placement privé.

En conséquence, à partir du 21-04-2004:

le nombre d'actions ordinaires inscrites au Premier Marché d'Euronext Brussels sera porté de **9.285.231 à 9.836.955**.

OPTION N.V.

Aanvraag tot opneming en Bijkomende opneming

Gewone aandelen
ISIN code : BE0164937378
SRW code : 164937.37
Stock code : OPTI

AANVRAAG TOT OPNEMING
Euronext Brussels ontving een aanvraag tot opneming op de Eerste Markt van Euronext Brussels van nieuwe gewone aandelen van de vennootschap Option, die uitgegeven zullen worden in het kader van een kapitaalverhoging ingevolge een private plaatsing.

OPNEMING vanaf 21-04-2004

Op continumarkt - groep A2

- van **551.724** nieuwe gewone aandelen, dividendgerechtigd 01.01.2004, die uitgegeven zullen worden op 20 april 2004 in het kader van een kapitaalverhoging ingevolge een private plaatsing.

Bijgevolg zal vanaf 21-04-2004:

het aantal opgenomen gewone aandelen op de Eerste Markt van Euronext Brussels van **9.285.231 naar 9.836.955** gebracht worden.

OPTION N.V.

Request for listing and Additional listing

Ordinary shares
ISIN code : BE0164937378
SRW code : 164937.37
Stock code : OPTI

REQUEST FOR LISTING
Euronext Brussels received a request for listing on the First Markt of Euronext Brussels of new ordinary shares of the company Option, which will be issued following a capital increase further to a private placement.

LISTING as of 21 April 2004

On continuous market - group A2

- of **551,724** new ordinary shares, qualifying for dividends with effect from 01.01.2004, which will be issued on 20 April 2004 following a capital increase further to a private placement.

Thus, as of 21 April 2004:

the number of ordinary shares listed on the First Market of Euronext Brussels will increase from **9,285,231 to 9,836,955.**

SCHEDULE I(C)

Information the Company has distributed or is required to distribute to its security holders (Rule 12g-3-2(b)(1)(i)(C)) (and not otherwise listed under Schedule 1(A) or (B)